FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2022

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]Form 40-F  []

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [  ]No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [  ]No [X]

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

PRESS RELEASE

CONSOLIDATED FINANCIAL STATEMENTS OF ENEL AMÉRICAS GROUP

AS OF DECEMBER 31, 2021

(Numbers expressed in millions of US dollars)

▪	Cumulative revenues as of December 2021 showed a 31.7% increase compared to 2020, reaching US$16,192 million, mainly explained by higher revenues in Brazil and, to a lesser extent, in Colombia and Peru, and also by the consolidation of EGP Americas (EGPA) as of April 1, 2021. This was partially offset by lower revenues in Argentina.

In quarterly terms, revenues in the 4th quarter increased by 20.6% to US$4,514 million, explained by higher revenues in the 4 countries and the contribution of EGPA.

▪	EBITDA in 2021 increased by 26.1% as compared to 2020, reaching US$4,102 million. This increase includes US$247 million (US$99 million in 2020) linked to a change in the presentation of certain revenues related to the Distribution business in Brazil[1], which previously formed part of the financial result. Excluding this effect, EBITDA would have increased by 22.3%. This is explained by EGPA's contribution of US$374 million and better results in Brazil, Colombia, and Peru, partially offset by lower EBITDA in Argentina and a negative impact of US$185 million due to the exchange rate.

In quarterly terms, EBITDA for the 4th quarter of 2021 increased by 14.7% compared to the same period of the previous year reaching US$1,179 million, explained by the aforementioned EGPA contribution and higher EBITDA in Brazil, Colombia, and Peru, partially offset by lower EBITDA in Argentina and a negative impact of US$59 million due to exchange rate.

Without EGPA's contribution, EBITDA would have increased by 14.6% in cumulative terms and by 3.8% in quarterly terms.

Country	EBITDA (million US$)
	Cumulative			Quarterly
	FY 2021	FY 2020%		Q4 2021	Q4 2020%

Argentina	153	186	(17.6%)	40	48	(16.6%)
Brazil	1,948	1,438	35.5%	607	580	4.8%
Colombia	1,352	1,180	14.6%	352	289	22.0%
Peru	522	476	9.6%	131	118	10.8%
Central America	158	-	-	54	-	-
Enel Américas (*)	4,102	3,253	26.1%	1,179	1,027	14.7%
(*) Includes Holding and Adjustments

▪	Operating Income (EBIT) increased by 23.8% to US$ 2,664 million in cumulative terms as of December explained by higher EBITDA, partially offset by higher depreciation and amortization, and greater impairment loss. In the 4th quarter, EBIT decreased by 5.3% to US$701 million, which is mainly explained by higher recognition of the accounting asset impairment in Argentina and Brazil.

1 See section II “Change in Accounting Policy” of this Press Release.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021
▪	In cumulative terms Net Income attributable to the parent company reached US$741 million as of December, 10.2% less than in the same period of 2020. In quarterly terms, net income attributable to the parent company reached US$119 million, a 64.9% decrease as compared to the 4th quarter of 2020. This is mainly explained by higher asset impairment losses in Argentina, Brazil and Peru, higher financial expenses in Brazil and Argentina, and higher taxes due to better performance of operations and tax rate changes in Argentina and Colombia.

▪	Financial debt reached US$5,870 million, which represents 32.6% more than at the end of 2020, mainly explained by higher net debt in Enel Brasil, in the distribution companies in Brazil, in Enel Generación Perú and in Codensa which was partially offset by a decrease in Enel Américas Holding net debt.

▪	CAPEX in 2021 reached US$2,971 million, which includes US$1,033 million from EGPA. Without considering the latter, CAPEX increased by 36.1% compared to the same period of the previous year, mainly explained by increases in Enel Goiás and Enel Sao Paulo.

In quarterly terms, CAPEX reached US$1,163 million including EGPA and US$639 million excluding it, representing increases of 163% and 44% respectively.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

INFORMATION RELEVANT TO THE ANALYSIS OF THESE FINANCIAL STATEMENTS

I.	Perimeter Change, incorporation of EGP Américas

On September 21, 2020, the Board of Directors of Enel Américas unanimously resolved to initiate a merger process aimed at the acquisition by Enel Américas of EGP Américas SpA ("EGP Américas") through a merger with and into Enel Américas (hereinafter the "Merger"). Immediately prior to the Merger, EGP Américas, a newly formed company, would keep Enel Green Power S.p.A.'s renewable energy generation business in Central and South America, excluding Chile.

The Merger, which entered into force on April 1, 2021, is in line with the Group's strategy and development plans, considering the high priority in the promotion of renewable energies carried out in the region, which makes it possible to accelerate the positioning of Enel Américas within the energy transition scenario and turn it into the leading company in Central and South America in energy generation and distribution. As a result of the Merger, Enel Américas has strengthened its renewable energy generation business, as well as diversified geographically, through the incorporation of assets in Costa Rica, Guatemala, and Panama, in addition to acquiring new assets in South American countries where it was already present, increasing its installed capacity in the region by 5 GW of operating and construction capacity, in addition to a pipeline that will be evaluated during the operation.

In an extraordinary meeting of shareholders held on December 18, 2020, the shareholders of Enel Américas approved the Merger, subject to the compliance with certain conditions precedent.

Finally, the Merger was completed on April 1, 2021, incorporating the following main companies from that date on:

•	Enel Green Power Brasil Participacoes Ltda.
•	Enel Green Power Costa Rica S.A.
•	Enel Green Power Colombia S.A.S ESP
•	Enel Green Power Guatemala S.A.
•	Enel Green Power Panamá S.R.L.
•	Enel Green Power Perú S.A.C.
•	Enel Green Power Argentina S.A.
•	Energía y Servicios South América SpA
•	ESSA2 SpA.

On the same date, April 1, 2021, all the amendments to the bylaws of Enel Américas approved by the Shareholders Meeting, consisting of the respective capital increase and the elimination of the limitations and restrictions established in the bylaws by application of Title XII of Decree Law No. 3,500 of 1980 – with the sole exception of the Investment and Financing Policy that remains – became effective, in particular, in the case of a shareholder and his related persons not being able to concentrate more than 65% of the voting capital in Enel Américas.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

II.	Change in Accounting Policy

As a result of the review of the accounting policies applied, it was concluded that in order to achieve a better presentation of the operational and financial performance of the electric power distribution business developed by its subsidiaries in Brazil, the updating of the financial assets, which represent the value to be recovered at the end of the corresponding concessions (compensation value) and originally presented as financial income, could be more appropriately classified as operating revenues, along with other revenues related to its core business.

The justification of this change in criteria is detailed in Note 2.2. c) of the consolidated financial statements.

In accordance with the provisions of IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors", as a result of the accounting change explained in the preceding paragraphs, the Group made retrospective reclassifications to the comprehensive consolidated income statements for the years ended December 31, 2020, and 2019, originally issued on February 25, 2021. The reclassifications carried out did not change the total assets, equity, net result, and cash flows.

For the purposes of this Press Release all the figures presented in consolidated terms, as well as those individual figures that affect each of the Distribution Companies in Brazil, have been reclassified to achieve adequate comparability for the years 2021 and 2020, and for their respective last quarters ended on those dates.

To get a better analysis, the amounts by which financial income has decreased and other operating income has increased are shown in the figures presented in this Press Release.

Affected Income Statements Lines	FY 2020	Q4 2020	9M 2021
	(million US$)
Other operating income	99	70	165
Financial income	(99)	(70)	(165)
Net effect on results	-	-	-

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

SUMMARY BY BUSINESS SEGMENT

Generation and transmission

The generation and transmission business showed a 42.1% EBITDA increase as compared to the previous year, reaching US$1,965 million. This is mainly explained by the incorporation of EGPA into the consolidation perimeter whose contribution at EBITDA level was US$ 374 million. Without this effect, EBITDA would have increased by 15.1%.

On a quarterly basis, EBITDA increased by 42.4% also mainly due to the contribution of EGPA. Without this, EBITDA would have increased by 13.3% explained by better results in in the 4 countries.

Generation

	FY 2021	FY 2020	Var %	Q4 2021	Q4 2020	Var %
Total Sales (GWh)	71,254	59,232	20.3%	18,547	15,755	17.7%
Total Generation (GWh)	48,739	40,455	20.5%	12,052	10,237	17.7%

Distribution

In distribution, EBITDA increased by 13.9% in 2021 compared to the previous year, reaching US$2,228 million. This is mainly explained by improved results in Brazil, Colombia and Peru, partially offset by worse performance in Argentina and a negative impact from the exchange rate of US$ 97 million.

On a quarterly basis, EBITDA in Distribution business decreased by 2.8% to US$641 million. This is mainly explained by lower results in Brazil, Peru and Argentina affected by the negative conversion effect of the devaluation of local currencies in relation to the US dollar.

At the end of 2021, the number of consolidated clients showed an increase of 541 thousand clients or 2.1% as compared to the previous year, reaching nearly 26.2 million, while cumulative physical sales increased by 4.0% and 0.4% in the quarter.

Distribution

	FY 2021	FY 2020	Var %	Q4 2021	Q4 2020	Var %
Total Sales (GWh)	119,845	115,213	4.0%	30,372	30,254	0.4%
Number of Clients	26,180,129	25,639,531	2.1%	26,180,129	25,639,531	2.1%

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

 FINANCIAL SUMMARY

The Company’s available liquidity has remained strong, as shown below:

• Cash and cash equivalents	US$1,396 million
• Cash and cash equiv. + cash investments over 90 days	US$1,531 million
• Available committed lines of credit(*)	US$1,547 million

(*) It includes four credit lines committed between parties related to Enel Finance International (EFI). One of them from Enel Américas for an available amount of US$500 million, another from Enel Brasil for an available balance of US$143 million, another from EGP Peru for an available balance of US$24 million, and another from EGP Costa Rica for an available balance of US$10 million.

The average nominal interest rate in December 2021 increased to 6.1% from 4.9 % in December 2020, mainly influenced by the inclusion of debt from the merger of Enel Green Power companies and an upward trend in the indices associated with variable rates of debts in Brazil. This is partially offset by better rate conditions in the refinancing of debts in Colombia and Peru.

Hedging and protection:

To mitigate the financial risks associated with foreign exchange rate and interest rate fluctuations, Enel Américas S.A. has established policies and procedures aimed at protecting its financial statements against the volatility of these variables.

•	Enel Américas Group´s foreign exchange rate risk hedging policy establishes that there must be a balance between the index currency of the flows generated by each company and the currency in which they assume any type of debt. Therefore, the Enel Américas Group has entered into cross currency swaps of US$ 1,662 million and forwards of US$ 1,074 million.

•	To reduce the volatility of the financial statements stemming from interest rate changes, Enel Américas Group keeps an adequate debt structure balance. To achieve the above, we have entered into interest rate swaps totaling US$513 million.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

MARKETS IN WHICH THE COMPANY OPERATES

Enel Américas owns and operates generation, transmission and distribution companies in Argentina, Brazil, Colombia, Costa Rica, Guatemala, Panama, and Peru. Virtually all the revenues and cash flows come from the operations of our subsidiaries and associates in these seven countries.

Generation and Transmission Business Segment

In total, the net installed capacity of the Enel Américas Group reached 15,926 MW as of December 31, 2021. 68.6% of the consolidated generation capacity comes from hydroelectric, wind and solar sources and 31.4% from thermal sources. This capacity and the mix of energy sources are achieved thanks to the recent incorporation of EGPA, which is expected to continue growing in the future, increasing over time the percentage of renewable generation sources.

The Group carries out the generation business through the subsidiaries Enel Generación Costanera, Enel Generación el Chocón, Central Dock Sud and Enel Green Power Argentina S.A. in Argentina, EGP Cachoeira Dourada, Enel Generación Fortaleza, EGP Volta Grande, and Enel Green Power Brasil Participacoes Ltda. in Brazil, Enel Green Power Costa Rica S.A. in Costa Rica, Emgesa and Enel Green Power Colombia S.A.S ESP in Colombia, Enel Green Power Guatemala S.A. in Guatemala, Enel Green Power Panama S.R.L. in Panama and Enel Generación Perú, Enel Generación Piura, and Enel Green Power Perú S.A.C. in Peru. The electric power transmission business is mainly carried out through an interconnection line between Argentina and Brazil, through Enel CIEN, a subsidiary of Enel Brasil, with a 2,200 MW transmission capacity.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

The following table shows the key physical indicators for the generation segment, in cumulative and quarterly terms, as of December 31, 2021, and 2020 for each subsidiary.

Company	Markets in which operates	Energy Sales (GWh)						Market Share
		Cumulative			Quarterly
		FY 2021	FY 2020%		Q4 2021	Q4 2020%		December 2021	December 2020

Enel Generación Costanera S.A.	SIN Argentina	5,695	6,518	(12.6%)	739	1,523	(51.5%)	4.3%	5.1%
Enel Generación El Chocón S.A.	SIN Argentina	2,028	2,924	(30.6%)	427	535	(20.2%)	1.5%	2.3%
Central Dock Sud	SIN Argentina	5,378	4,461	20.6%	1,447	1,376	5.2%	4.0%	3.5%
Enel Generación Perú S.A. (Edegel)	SICN Peru	9,905	9,642	2.7%	2,457	2,465	(0.3%)	18.3%	19.6%
Enel Generación Piura S.A. (Piura)	SICN Peru	715	616	16.1%	189	198	(4.5%)	1.3%	1.3%
Emgesa S.A.	SIN Colombia	17,589	17,539	0.3%	4,582	4,238	8.1%	23.8%	24.9%
EGP Cachoeira Dourada S.A. (*)	SICN Brasil	7,389	11,896	(37.9%)	1,686	3,540	(52.4%)	1.5%	4.2%
Enel Generación Fortaleza S.A.	SICN Brasil	5,014	3,636	37.9%	1,207	1,333	(9.5%)	1.0%	0.8%
EGP Volta Grande S.A.	SICN Brasil	1,512	2,000	(24.4%)	314	547	(42.6%)	0.3%	0.4%
EGP Brasil	SICN Brasil	12,481	-	-	4,336	-	-	(***)	-
EGP Colombia	SIN Colombia	97	-	-	36	-	-	(***)	-
EGP PERÚ	SICN Peru	814	-	-	294	-	-	(***)	-
EGP Centroamérica	(**)	2,637	-	-	833	-	-	(***)	-

Total		71,254	59,232	20.3%	18,547	15,755	17.7%

(*) As of December 31, 2020, the reported figure was 19,660 GWh and 5,402 GWh in cumulative terms and for the fourth quarter, respectively, which included 7,764 GWh in cumulative terms and 1,862 GWh for the fourth quarter, corresponding to the energy that EGP Cachoeira Dourada S.A. intermediated in the Brazilian electricity market. As of this year, this intermediation business is carried out by Enel Trading Brasil, so for comparative purposes the aforementioned figures have been excluded from the physical sales of 2020.

(**) Companies from Costa Rica, Guatemala, and Panama, participate in their local SEN (Costa Rica), SEN (Guatemala) and SIN (Panama) markets respectively, and additionally are part of the MER (Regional Electricity Market), which is a global market that covers the 6 Central American countries.

(***) The market share of the EGP Américas Companies that were incorporated on April 1, 2021, has not been incorporated, as nine months of operation are not representative of the actual market share held in each of their countries.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

Distribution business segment

The distribution business is carried out through the following subsidiaries: Edesur in Argentina, Enel Distribución Río, Enel Distribución Ceará, Enel Distribución Goiás and Enel Distribución Sao Paulo in Brazil, Codensa in Colombia, and Enel Distribución Perú in Peru. These companies serve the main cities in Latin America, delivering electric service to more than 26 million customers.

The following tables show some key indicators of the distribution segment by subsidiary, in cumulative and quarterly terms as of December 31 of 2021, and 2020:

Company	Energy Sales (GWh) (*)						Energy losses (%)
	Cumulative			Quarterly
	FY 2021	FY 2020%		Q4 2021	Q4 2020 (**)%		December 2021	December 2020

Empresa Distribuidora Sur (Edesur)	16,735	15,888	5.3%	4,132	3,770	9.6%	18.0%	18.9%
Enel Distribución Perú	8,130	7,578	7.3%	2,069	1,994	3.8%	8.5%	8.8%
Enel Distribución Río	11,489	11,228	2.3%	2,883	3,027	(4.8%)	20.5%	22.1%
Enel Distribución Ceará	12,731	11,866	7.3%	3,372	3,286	2.6%	16.1%	15.9%
Enel Distribución Goiás	15,076	14,469	4.2%	3,822	3,868	(1.2%)	11.3%	11.4%
Enel Distribución Sao Paulo	41,086	40,350	1.8%	10,279	10,643	(3.4%)	10.3%	10.6%
Codensa	14,598	13,834	5.5%	3,815	3,666	4.1%	7.5%	7.6%
Total	119,845	115,213	4.0%	30,372	30,254	0.4%	12.6%	13.0%

(*) Sales to end customers and tolls are included.

(**) The energy sales data reported for the cumulative period and fourth quarter ended December 31, 2020, were 30,501 GWh and have been modified to standardize slight improvements in the criteria considerations used to obtain figures in the Brazilian distribution subsidiaries.

Company	Clients (th)			Clients/Employess
	December 2021	December 2020%		December 2021	December 2020%

Empresa Distribuidora Sur (Edesur)	2,549	2,508	1.6%	729	720	1.3%
Enel Distribución Perú	1,491	1,455	2.5%	2,424	2,462	(1.5%)
Enel Distribución Río	3,030	2,948	2.8%	3,150	2,957	6.5%
Enel Distribución Ceará	4,057	4,011	1.1%	3,652	3,575	2.2%
Enel Distribución Goiás	3,291	3,207	2.6%	2,491	2,856	(12.8%)
Enel Distribución Sao Paulo	8,053	7,896	2.0%	1,813	1,350	34.3%
Codensa	3,709	3,615	2.6%	2,358	2,352	0.3%
Total	26,180	25,640	2.1%	1,937	1,744	11.1%

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

The following table shows revenues from energy sales by business segment, customer category, and country, in cumulative and quarterly terms as of December 31 of 2021 and 2020:

Energy Sales Revenues	Cumulative figures (million US$)
	Argentina		Brazil		Colombia		Peru		Central America		Total Segments		Structure and adjustments		Total
	FY 2021	FY 2020	FY 2021	FY 2020	FY 2021	FY 2020	FY 2021	FY 2020	FY 2021	FY 2020	FY 2021	FY 2020	FY 2021	FY 2020	FY 2021	FY 2020

Generation	221	221	2,451	1,041	1,237	1,129	547	490	214	-	4,670	2,881	(820)	(737)	3,850	2,144
Regulated customers	-	-	388	214	756	637	279	274	160	-	1,583	1,125	(820)	(727)	763	398
Non regulated customers	-	-	791	351	415	353	196	189	-	-	1,402	893	-	(10)	1,402	883
Spot Market	221	221	1,272	468	66	139	66	24	54	-	1,679	852	-	-	1,679	852
Other Customers	-	-	-	8	-	-	6	3	-	-	6	11	-	-	6	11

Distribution	738	738	6,522	5,168	860	760	841	845	-	-	8,961	7,511	(4)	-	8,957	7,511
Residential	310	360	3,865	3,045	512	455	790	474	-	-	5,477	4,334	-	-	5,477	4,334
Commercial	205	254	1,539	1,239	204	181	34	87	-	-	1,982	1,761	(4)	-	1,978	1,761
Industrial	139	68	452	370	91	79	1	168	-	-	683	685	-	-	683	685
Other	84	56	666	514	53	45	16	116	-	-	819	731	-	-	819	731

Less: Consolidation adjustments	-	-	(313)	(265)	(364)	(324)	(147)	(148)	-	-	(824)	(737)	824	737	-	-

Energy Sales Revenues	959	959	8,660	5,944	1,733	1,565	1,241	1,187	214	-	12,807	9,655	-	-	12,807	9,655

Variation in million US$ and %.	-	-	2,715	45.7%	168	10.7%	54	4.5%	214	-	3,152	32.7%	-	-	3,152	32.7%

	Quarterly figures (million US$)
Energy Sales Revenues	Argentina		Brazil		Colombia		Peru		Central America		Total Segments		Structure and adjustments		Total
	Q4 2021	Q4 2020	Q4 2021	Q4 2020	Q4 2021	Q4 2020	Q4 2021	Q4 2020	Q4 2021	Q4 2020	Q4 2021	Q4 2020	Q4 2021	Q4 2020	Q4 2021	Q4 2020

Generation	57	44	757	650	328	275	151	132	78	-	1,371	1,101	(215)	(189)	1,156	912
Regulated customers	-	-	124	50	200	162	78	73	62	-	464	285	(215)	(179)	249	106
Non regulated customers	-	-	251	152	111	98	49	52	-	-	411	302	-	(10)	411	292
Spot Market	57	44	382	440	17	15	23	6	16	-	495	505	-	-	495	505
Other Customers	-	-	-	8	-	-	1	1	-	-	1	9	-	-	1	9

Distribution	202	159	1,682	1,508	226	200	210	214	-	-	2,320	2,081	(1)	-	2,319	2,081
Residential	85	100	1,145	782	134	107	199	114	-	-	1,563	1,103	-	-	1,563	1,103
Commercial	56	33	463	414	57	56	8	25	-	-	584	528	(1)	-	583	528
Industrial	38	20	143	96	26	26	-	50	-	-	207	192	-	-	207	192
Other	23	6	(69)	216	9	11	3	25	-	-	(34)	258	-	-	(34)	258

Less: Consolidation adjustments	-	-	(82)	(66)	(94)	(83)	(41)	(41)	-	-	(216)	(189)	216	189	-	-

Energy Sales Revenues	259	203	2,357	2,092	460	392	320	305	78	-	3,475	2,993	-	-	3,475	2,993

Variation in million US$ and %.	56	27.6%	265	12.7%	68	17.3%	15	4.9%	78	-	482	16.1%	-	-	482	16.1%

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

I.- ANALYSIS OF THE FINANCIAL STATEMENTS

1. Analysis of Income Statement

The income attributable to Enel Américas shareholders for the period ended on December 31, 2021 was US$741 million, representing a 10.2% decrease in relation to the US$825 million income registered in the same period of the previous year.

During the fourth quarter of 2021, the income attributable to the shareholders of Enel Américas reached US$119 million, registering a US$220 million decrease as compared to the fourth quarter of 2020, equivalent to a 64.9% decrease.

Below we present an item-by-item comparison of the income statement in cumulative and quarterly terms as of December 31, of 2021 and 2020:

CONSOLIDATED INCOME STATEMENT (million US$)	Cumulative figures				Quarterly figures
	FY 2021	FY 2020	Change	% Change	Q4 2021	Q4 2020	Change	% Change

Revenues	16,192	12,292	3,900	31.7%	4,514	3,742	772	20.6%
Sales	12,807	9,655	3,152	32.7%	3,475	2,993	482	16.1%
Other operating income	3,385	2,637	748	28.4%	1,039	749	290	38.7%
Procurements and Services	(10,451)	(7,556)	(2,895)	(38.3%)	(2,940)	(2,413)	(527)	(21.9%)
Energy purchases	(7,711)	(5,338)	(2,373)	(44.5%)	(2,183)	(1,851)	(332)	17.9%
Fuel consumption	(117)	(138)	21	15.4%	(28)	(31)	3	(8.2%)
Transportation expenses	(1,020)	(1,016)	(4)	(0.4%)	(221)	(268)	47	(17.5%)
Other variable costs	(1,603)	(1,064)	(539)	(50.7%)	(508)	(263)	(245)	93.1%
Contribution Margin	5,741	4,736	1,005	21.2%	1,574	1,329	245	18.4%
Personnel costs	(730)	(565)	(165)	(29.2%)	(189)	(81)	(108)	134.3%
Other fixed operating expenses	(909)	(918)	9	1.0%	(206)	(221)	15	(6.9%)
Gross Operating Income (EBITDA)	4,102	3,253	849	26.1%	1,179	1,027	152	14.7%
Depreciation and amortization	(993)	(858)	(135)	(15.7%)	(280)	(224)	(56)	25.2%
Impairment gains and impairment losses reversal (Impairment losses) determined in accordance with IFRS 9	(445)	(243)	(202)	(83.6%)	(198)	(63)	(135)	211.9%
Operating Income	2,664	2,152	512	23.8%	701	740	(39)	(5.3%)
Net Financial Income	(728)	(412)	(316)	(76.5%)	(336)	(98)	(238)	(241.4%)
Financial income	295	222	73	32.8%	86	71	15	21.9%
Financial expenses	(1,052)	(768)	(284)	(36.9%)	(338)	(238)	(100)	42.1%
Results by units of adjustments (hyperinflation - Argentina)	31	77	(46)	(60.0%)	(65)	19	(84)	(433.7%)
Foreign currency exchange differences, net	(2)	57	(59)	(103.0%)	(19)	50	(69)	(138.5%)
Other Non Operating Income	5	8	(3)	(42.2%)	3	0	3	946.9%
Other gains (losses)	3	5	(2)	(31.1%)	3	0	3	508.3%
Results of companies accounted for by participation method	1	3	(2)	(62.3%)	0	(0)	0	(293.1%)
Net Income Before Taxes	1,941	1,748	193	11.0%	368	642	(274)	(42.6%)
Income Tax	(806)	(567)	(239)	(42.3%)	(147)	(210)	63	(29.9%)
Net Income from Continuing Operations	1,135	1,181	(46)	(4.0%)	221	432	(211)	(48.8%)
Net Income attributable to owners of parent	741	825	(84)	(10.2%)	119	339	(220)	(64.9%)
Net income attributable to non-controlling interest	394	356	38	10.6%	102	93	9	9.6%

Earning per share US$ (*)	0.00744	0.01085	(0.00341)	(31.4%)	0.00111	0.00445	(0.00334)	(75.1%)

(*) As of December 31, 2021, and 2020, the average number of outstanding common shares totaled 99,587,960,424 and 76,086,311,036 respectively.

11

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

EBITDA

EBITDA for the period ended on December 31, 2021, was US$4,102 million, which shows a US$849 million increase, equivalent to a 26.1% growth regarding the EBITDA of US$3,253 million compared to the same period which ended on December 31, 2020.

During the fourth quarter of 2021, Enel Américas' EBITDA reached US$1,179 million, presenting a US$152 million increase as compared to the fourth quarter of 2020, equivalent to a 14.7% increase.

The growth in these figures can be mainly attributed to the improved economic performance of the Brazilian operations, and the incorporation, on April 1, 2021, of the operations of EGP Central and South America, which, with a US$374 million contribution as of December 31, 2021, and US$113 million in the fourth quarter ended on the same date, neutralize the negative effect of conversion effects resulting from the devaluation of currencies totaling US$185 million and US$59 million in cumulative and quarterly terms, respectively.

Operating revenues, operating costs, staff costs and other expenses by nature for the operations that determine our EBITDA, broken down for each business segment, in cumulative and quarterly terms, are presented below for the period that ended on December 31, 2021.

EBITDA BY BUSINESS SEGMENT / COUNTRY (million US$)	Cumulative figures				Quarterly figures
	FY 2021	FY 2020	Change	% Change	Q4 2021	Q4 2020	Change	% Change

Generation and Transmission businesses:
Argentina	228	231	(3)	(1.2%)	60	50	10	19.3%
Brazil	2,551	1,106	1,445	130.7%	810	664	146	22.1%
Colombia	1,266	1,159	107	9.2%	335	288	47	16.3%
Peru	573	505	68	13.4%	156	140	16	11.6%
Central America	233	-	233	-	88	-	88	-
Revenues Generation and Transmission businesses	4,851	3,001	1,850	61.7%	1,449	1,142	307	26.9%

Distribution business:
Argentina	794	801	(7)	(0.9%)	225	192	33	17.1%
Brazil	8,761	6,834	1,927	28.2%	2,345	1,965	380	19.3%
Colombia	1,707	1,547	160	10.3%	448	413	35	8.6%
Peru	895	887	8	1.0%	226	232	(6)	(2.6%)
Revenues Distribution business	12,157	10,069	2,088	20.7%	3,244	2,802	442	15.8%

Less: consolidation adjustments and other activities	(816)	(778)	(38)	4.8%	(179)	(202)	23	(11.3%)

Total consolidated Revenues Enel Américas	16,192	12,292	3,900	31.7%	4,514	3,742	772	20.6%

Generation and Transmission businesses:
Argentina	(17)	(19)	2	(9.3%)	(4)	(3)	(1)	45.4%
Brazil	(1,907)	(781)	(1,126)	144.1%	(618)	(526)	(92)	17.6%
Colombia	(408)	(413)	5	(1.0%)	(112)	(106)	(6)	5.3%
Peru	(175)	(162)	(13)	7.9%	(48)	(48)	0	(0.4%)
Central America	(43)	-	(43)	-	(20)	-	(20)	-
Procurement and Services Generation and Transmission businesses	(2,550)	(1,375)	(1,175)	85.5%	(802)	(683)	(119)	17.5%

Distribution business:
Argentina	(529)	(530)	1	(0.4%)	(142)	(108)	(34)	31.6%
Brazil	(6,573)	(4,938)	(1,635)	33.1%	(1,748)	(1,421)	(327)	23.0%
Colombia	(1,012)	(886)	(126)	14.2%	(271)	(238)	(33)	13.9%
Peru	(605)	(599)	(6)	1.0%	(161)	(161)	(0)	0.1%
Procurement and Services Distribution business	(8,719)	(6,953)	(1,766)	25.4%	(2,322)	(1,928)	(394)	20.5%

Less: consolidation adjustments and other activities	818	772	46	5.9%	184	198	(14)	(7.3%)

Total consolidated Procurement and Services Enel Américas	(10,451)	(7,556)	(2,895)	38.3%	(2,940)	(2,413)	(527)	21.9%

12

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

EBITDA BY BUSINESS SEGMENT / COUNTRY (million US$)	Cumulative figures				Quarterly figures
	FY 2021	FY 2020	Change	% Change	Q4 2021	Q4 2020	Change	% Change

Generation and Transmission businesses:
Argentina	(39)	(30)	(9)	27.4%	(13)	(9)	(4)	44.8%
Brazil	(34)	(13)	(21)	163.4%	(7)	(3)	(4)	135.7%
Colombia	(31)	(31)	(0)	1.1%	(8)	(10)	2	0.0%
Peru	(28)	(27)	(1)	2.8%	(6)	(6)	0	(0.4%)
Central America	(12)	-	(12)	-	(5)	-	(5)	-
Personnel Expenses Generation and Transmission businesses	(144)	(101)	(43)	42.1%	(39)	(28)	(11)	40.2%

Distribution business:
Argentina	(154)	(124)	(30)	24.6%	(50)	(33)	(17)	48.1%
Brazil	(302)	(208)	(94)	45.5%	(67)	21	(88)	(415.2%)
Colombia	(67)	(77)	10	(13.1%)	(16)	(27)	11	(39.7%)
Peru	(36)	(34)	(2)	5.7%	(8)	(9)	1	(8.9%)
Personnel Expenses Distribution business	(559)	(443)	(116)	26.4%	(141)	(48)	(93)	194.1%

Less: consolidation adjustments and other activities	(27)	(21)	(6)	24.5%	(9)	(5)	(4)	71.8%

Total consolidated Personnel Expenses Enel Américas	(730)	(565)	(165)	29.2%	(189)	(81)	(108)	134.3%

Generation and Transmission businesses:
Argentina	(37)	(41)	4	(9.5%)	(10)	(13)	3	(21.7%)
Brazil	(49)	(15)	(34)	235.2%	(14)	(4)	(10)	215.9%
Colombia	(39)	(42)	3	(7.4%)	(12)	(12)	0	(0.5%)
Peru	(47)	(44)	(3)	6.4%	(10)	(13)	3	(25.9%)
Central America	(19)	-	(19)	-	(8)	-	(8)	-
Other Expenses Generation and Transmission businesses	(191)	(142)	(49)	34.9%	(54)	(42)	(12)	27.5%

Distribution business:
Argentina	(88)	(97)	9	(9.0%)	(26)	(28)	2	(7.8%)
Brazil	(454)	(503)	49	(9.7%)	(87)	(108)	21	(19.8%)
Colombia	(73)	(77)	4	(5.1%)	(20)	(20)	0	(0.6%)
Peru	(36)	(40)	4	(10.6%)	(8)	(11)	3	(24.5%)
Other Expenses Distribution business	(651)	(717)	66	(9.2%)	(141)	(167)	26	(15.8%)

Less: consolidation adjustments and other activities	(67)	(59)	(8)	12.6%	(11)	(12)	1	(4.0%)

Total consolidated Other Expenses Enel Américas	(909)	(918)	9	(1.0%)	(206)	(221)	15	(6.9%)

EBITDA

Generation and Transmission businesses:
Argentina	135	140	(5)	(3.7%)	33	25	8	29.3%
Brazil	562	297	265	89.1%	171	131	40	30.7%
Colombia	787	673	114	16.9%	203	160	43	26.8%
Peru	323	272	51	19.0%	92	72	20	27.4%
Central America	158	-	158	-	54	-	54	-
EBITDA Generation and Transmission businesses	1,965	1,382	583	42.1%	553	388	165	42.4%

Distribution business:
Argentina	23	50	(27)	(54.8%)	8	23	(15)	(65.3%)
Brazil	1,432	1,186	246	20.7%	443	457	(14)	(3.1%)
Colombia	554	507	47	9.4%	142	128	14	10.2%
Peru	219	214	5	2.4%	48	51	(3)	(5.3%)
EBITDA Distribution business	2,228	1,957	271	13.9%	641	659	(18)	(2.8%)

Less: consolidation adjustments and other activities	(91)	(86)	(5)	5.6%	(15)	(20)	5	(26.1%)

Total consolidated EBITDA Enel Américas	4,102	3,253	849	26.1%	1,179	1,027	152	14.7%

13

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

EBITDA OF THE GENERATION AND TRANSMISSION SEGMENT

Argentina:

ARGENTINA	EBITDA (million US$)
Subsidiaries	Cumulative figures				Quarterly figures
	FY 2021	FY 2020	Change	% Change	Q4 2021	Q4 2020	Change	% Change

Enel Generación Costanera	53	61	(8)	(12.3%)	11	6	5	75.6%
Enel Generación Chocón	27	36	(9)	(24.4%)	7	5	2	24.5%
Central Dock Sud	55	43	12	29.4%	15	14	1	5.8%

EBITDA Generation Business	135	140	(5)	(3.7%)	33	25	8	29.3%

EBITDA of our generation subsidiaries in Argentina reached US$135 million as of December 2021, representing a US$5 million decrease as compared to last year. The main variables, by subsidiary, that explain these effects as of December 2021, are described below:

Enel Generación Costanera S.A.: Lower EBITDA of US$8 million mainly due to the conversion effects of the Argentine peso against the US dollar, partially offset by improved performance at local level as a result of the readjustment of rates agreed by Resolution No. 440/2021.

Operating revenues of Enel Generación Costanera's decreased by US$8 million or 7.0%, in cumulative terms as December 2021 with respect to the previous year. The decrease is mainly explained by: (i) US$23 million lower revenues as a result of the devaluation of the Argentine peso against the US dollar; (ii) US$14 million lower sales revenues mainly due to lower energy sales (-823 GWh), as a result of lower generation stemming from lower dispatch requirement of CAMMESA, mainly for combined cycles; and (iii) US$1 million lower sales revenues as a result of the effects of Resolution No. 12/2019, which established that the company's own fuel supply would again be in charge of CAMMESA. This was partially offset by US$ 26 million higher revenues due to the application of the new Resolution No. 440/2021, which established that the values of energy and power that are maintained in Argentine pesos can be readjusted by 29% retroactively from February 2021, and US$ 4 million due to the effect of inflation.

Enel Generación Costanera’s operating costs were in line with last year.

Staff costs increased by US$7 million and are explained by US$13 million wage increases, partially offset by a US$ 6 million decrease as a result of the devaluation of the Argentine peso against the US dollar.

Other expenses by nature decreased by US$5 million and are explained by the devaluation of the Argentine peso against the U.S. dollar.

Regarding the fourth quarter of 2021, our subsidiary Enel Generación Costanera reached an EBITDA of US$11 million, increasing by US$5 million the amount reached as of December 31, 2020. This increase is explained by: (i) US$10 million higher revenues due to the application of the new Resolution No. 440/2021, which established that the values of energy and power that are maintained in Argentine pesos can be readjusted by 29%; (ii) higher revenues from inflation effects equivalent to US$2 million; (iii) US$3 million lower costs related to third-party services. All this partially offset by: (i) lower volume of energy sold in the fourth quarter of 2021 (-784 GWh), which led to lower revenues of US$ 6 million, and (ii) US$4 million higher staff costs due to salary increases.

14

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

Enel Generación El Chocón: US$ 9 million lower EBITDA mainly due to lower revenues resulting from the devaluation of the Argentine peso and higher fixed costs due to inflation

Operating revenues decreased by US$7 million compared to the same period of the previous year, mainly due to (i) US$9 million lower conversion income as a result of the devaluation of the Argentine peso against the US dollar; and (ii) US$3 million lower revenues from sales as a result of the effects of Resolution No. 12/2019, which established that the company's own fuel supply would again be in charge of CAMMESA. All this partially offset by US$5 million higher revenues from the application of the new regulation Resolution No. 440/2021, which established that the values of energy and power that are maintained in Argentine pesos can be readjusted by 29% retroactively as of February 2021.

Operating costs were in line with the same period of the year before.

Staff costs were in line with the same period of the year before.

Other expenses by nature in Enel Generación El Chocón increased by US$2 million as a result of higher fixed costs stemming from the Argentine inflation and the devaluation of the Argentine peso against the US dollar, which affects some dollarized costs.

Regarding the fourth quarter of 2021, our subsidiary Enel Generación Chocón reached a US$7 million EBITDA increasing by US$2 million in the same period of 2020. This decrease is explained by:

US$3 million higher revenues due to the application of the new Resolution No. 440/2021, which established that the values of energy and power that are maintained in Argentine pesos can be readjusted by 29%, offset by US$1 million of lower income as a result of the effects of Resolution No. 12/2019 that established that the supply of fuel of the company was again left in charge of CAMMESA.

15

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

Central Dock Sud: US$12 million higher EBITDA mainly due to higher sales volumes and better sale prices resulting from the application of resolution 440/21 as of February 2021.

Central Dock Sud’s operating revenues increased by US$13 million or 20.1%, as of December 2021 compared to the same period of the previous year, which is mainly explained by US$31 million higher revenues due to the increase in sales volume (+917 GWh) in conjunction with the increase of tariffs caused because of the application of the new regulation established by Resolution No. 440/2021, which established that the values of energy and power that were maintained in Argentine pesos can be readjusted by 29% retroactively from February of 2021. This is partially offset by US$18 million lower revenues as a result of the devaluation of the Argentine peso against the US dollar.

Operating costs were in line with the same period of the previous year.

Staff costs were in line with the same period of the previous year.

Other expenses by nature increased by US$1 million as a result of higher fixed costs resulting from the inflation in Argentina and the devaluation of the Argentine peso against the US dollar that affects some dollarized costs.

In the fourth quarter of 2021, Central Dock Sud had an EBITDA of US$15 million as of December 31, 2021, exceeding by US$1 million the one registered in 2020. This increase is mainly due to US$3 million stemming from an increase in physical sales (+71 GWh), and the recognition of the provisions of Resolution No. 440/21 that establishes a 29% readjustment of rates retroactively from February 1, 2021, partially offset by the US$2 million negative effect related to the conversion effect stemming from the devaluation of the Argentine peso against the US dollar.

16

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

Brazil

BRAZIL	EBITDA (millions of US$)
Subsidiaries	Cumulative figures				Quarterly figures
	FY 2021	FY 2020	Change	% Change	Q4 2021	Q4 2020	Change	% Change

EGP Cachoeira Dourada	64	135	(71)	(52.3%)	47	80	(33)	(41.4%)
Enel Generación Fortaleza	108	62	46	74.0%	33	19	14	79.5%
EGP Volta Grande	64	49	15	31.1%	17	20	(3)	(14.3%)
Enel Cien	47	46	1	3.5%	11	12	(1)	(14.8%)
Enel Trading	80	-	80	-	12	-	12	-
EGP Brasil	199	-	199	-	51	-	51	-
Central Geradora Sao Francisco	-	5	(5)	-	-	-	-	-

EBITDA Generation and Transmission Businesses	562	297	265	89.1%	171	131	40	30.7%

The EBITDA of our generation and transmission subsidiaries in Brazil reached US$562 million as of December 2021, representing an increase of US$265 million compared to the previous year. This increase is driven by the incorporation of EGP Brasil Companies and also by the good 2021 performance of Enel Trading, our subsidiary in charge of contracts intermediation, which contributes US$199 million and US$12 million of the cumulative and quarterly growth respectively. The main variables, by subsidiary, that explain this increase in results as of December 2021, are described below:

EGP Cachoeira Dourada S.A.: US$71 million lower EBITDA mainly due to energy purchases at a higher cost than the those registered in the same period of the previous year.

Operating revenues increased by US$616 million, or 75.9%, as of December 2021. The increase is mainly explained by US$854 million due to higher sales to Brazil's interconnected system as a result of the import of energy from Argentina and Uruguay, partially offset by: (i) US$174 million of lower physical sales to the regulated market (-4,507 GWh), mainly due to the COVID-19 pandemic and hydrological crisis, and (ii) US$64 million of lower revenues as a result of the devaluation of the Brazilian real in relation to the US dollar.

Operating costs increased by US$685 million, or 102.8%, as of December 2021, mainly explained by: (i) US$831 million higher import energy purchase, and (ii) additional GSF (Generation Scaling Factor) compensatory benefits for hydrological risk granted in 2020 and not present in 2021 for US$60 million. This was partially offset by (i) US$146 million from lower energy purchases, because of lower customer demand in the regulated market, mainly due to the effect of COVID-19; and (ii) US$60 million due to lower conversion effect stemming from the devaluation of the Brazilian real.

Staff costs were in line with the same period of the previous year.

Other expenses by nature increased by US$2 million as a result of higher costs of legal services and other services.

In the fourth quarter of 2021, Enel Cachoeira Dourada S.A. reached an EBITDA of US$47 million, which represents a US$33 million decrease as compared to the same period of the previous year. The main effects of this decrease are explained by (i) US$84 million lower revenues due to a lower sales volume (-1,854 GWh), and (ii) additional GSF (Generation Scaling Factor) compensatory benefits for hydrological risk granted in 2020 and not present in 2021 of US$60 million. This was partially offset by US$97 million lower energy purchases. It must deduct from the above US$14 million related to higher net revenues obtained from the import and injection of energy from Argentina and Uruguay to the Brazilian SIN.

17

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

Enel Generación Fortaleza: US$46 million higher EBITDA mainly due to higher revenues from the sale of energy partially offset by the devaluation effect of the Brazilian real against the US dollar.

Enel Generación Fortaleza's operating revenues increased by US$140 million, mainly by: (i) US$80 million higher energy sales due to a higher demand (+1,378 GWh) that motivated a greater generation of the Fortaleza plant, generating a surplus of energy that was finally placed on the free market; (ii) US$68 million for price readjustments; and (iii) US$7 million recovery of PIS-COFINS taxes. This was partially offset by US$15 million for conversion effects, due to the devaluation of the Brazilian real in relation to the US dollar.

Operating costs increased by US$91 million, mainly explained by US$108 million due to higher purchases to meet additional energy demand, which were partially offset by: (i) US$8 million lower fuel cost from a better fit of fixed supply contracts, compared to those in force in the previous year; and (ii) US$9 million lower cost due to the devaluation of the Brazilian real in relation to the US dollar.

Enel Generación Fortaleza’s Staff costs were in line with the same period of the previous year.

Other expenses by nature increased by US$3 million mainly due to higher payments for insurance and third-party services.

In the fourth quarter, Enel Generación Fortaleza achieved an EBITDA of US$33 million, exceeding US$14 million the one reached in 2020.

This increase is mainly due to (i) US$12 million for readjustments of energy sales rates and (ii) US$ 5 million due to insurance reimbursement. This was partially offset by US$3 million related to the conversion effects as a result of the devaluation of the real against the US dollar.

Enel Green Power Volta Grande: Higher EBITDA of US$15 million mainly explained by readjustment of revenues due to the harmonized CPI (HICP).

Enel Green Power Volta Grande's operating revenues increased by US$19 million mainly due to: (i) US$17 million update of concession assets (RBO), stemming from an HICP that in 2021 reached 10% versus 5% in 2020; (ii) US$5 million positive effect from better sales prices. This was partially offset by the US$3 million negative effects of the conversion of figures resulting from the devaluation of the Brazilian real against the US dollar.

Enel Green Power Volta Grande’s operating costs increased by US$4 million due to higher prices of purchased energy.

Enel Green Power Volta Grande’s staff costs were in line with the same period of the year before.

Enel Green Power Volta Grande’s other expenses by nature were in line with the same period of the year before.

In the fourth quarter of 2021, Enel Green Power Volta Grande's EBITDA reached US$17 million, US$3 million below the figure reached in the same period of the previous year. This decrease is mainly due to: (i) US$1 million higher cost for higher prices of purchased energy and US$2 million for additional GSF (Generation Scaling Factor) compensatory benefits for hydrological risk granted in 2020 and not present in 2021.

18

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

Enel Cien S.A.: EBITDA in line with the same period of the previous year,

In the fourth quarter of 2021, Enel CIEN S.A. remains in line with the figure recorded in 2020.

Enel Trading Brasil S.A. (Start of operations in 2021): Positive EBITDA of US$80 million as a result of the net margin due to the purchase and sale of a total of Energy for 21.4TWh.

The positive EBITDA is generated by revenues from the sale of electricity at spot prices offered by the market, driven upwards in the second half of 2021, as a result of the water crisis that Brazil is going through. On the other hand, the costs of energy sales are determined by prices set in short- and long-term contracts set with customers and that have been much lower than the spot prices in the last quarter of 2021.

In the fourth quarter of 2021, Enel Trading Brasil S.A. reached a US$ 12 million EBITDA as a result of the net margin achieved in energy purchase and sale for a total of 5.9 TWh, which is generated by the sale margin from a purchase price at fixed prices and a sale price determined by the spot market, which has been higher than the energy purchase prices for the last quarter ended December 31 of 2021.

Central Geradora Sao Francisco decreased EBITDA from extraordinary revenues of US$ 5 million generated in 2020,

Enel Green Power Brasil Participacoes Ltda and subsidiaries ("Enel Green Power Brasil"):Group of Companies that entered the consolidation perimeter as of April 2021: EBITDA of US$199 million mainly due to physical sales.

Operating revenues at Enel Green Power Brasil reached US$540 million corresponding to the sale of 12,481 GWh.

Operating costs at Enel Green Power Brasil reached US$294 million, explained as follows: (i) US$267 million energy purchases to cover higher demand, (ii) US$26 million transport costs, and (iii) US$1 million other variable supplies and services.

Staff costs at Enel Green Power Brasil totaled US$25 million mainly explained by salaries and social security of workers.

Other expenses by nature in Enel Green Power Brasil reached US$22 million, mainly for independent outsourced services totaling US$15 million and US$7 million maintenance and repair costs.

During the fourth quarter of 2021, Enel Green Power Brasil's EBITDA contribution was US$51 million associated with revenues obtained from physical energy sales of 4,336 GWh, which reported US$135 million revenues, US$71 million operating costs, US$8 million staff costs, and US$5 million in other expenses by nature.

19

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

Colombia

COLOMBIA	EBITDA (millions of US$)
Subsidiaries	Cumulative figures				Quarterly figures
	FY 2021	FY 2020	Change	% Change	Q4 2021	Q4 2020	Change	% Change

Emgesa	789	673	116	17.1%	204	160	44	27.7%
EGP Colombia	(2)	-	(2)	-	(1)	-	(1)	-

EBITDA Generation Business	787	673	114	16.9%	203	160	43	26.8%

EBITDA of our generation subsidiaries in Colombia reached US$787 million as of December 2021, representing a US$114 million increase as compared to December 2020. The main variables that explain this situation are described below:

Emgesa S.A.: US$116 million higher EBITDA mainly due to better prices in the sale of electricity, and more favorable prices in the purchase of energy to comply with contracts.

Emgesa's operating revenues increased by US$103 million or 8.9% as of December 2021. This increase is mainly explained by: (i) US$119 million higher revenue effect due to better average sales prices; (ii) higher revenue from higher sales volume (+50 GWh) equivalent to US$3 million as compared to the previous year. All this partially offset by: (i) US$ 3 million lower General Electric insurance indemnity income received in 2020 not present in the current year, and (ii) US$16 million lower revenues stemming from the negative conversion effect due to the devaluation of the Colombian peso against the US dollar.

Operating costs decreased by US$4 million mainly explained by: (i) US$24 million decrease related to energy purchases as a result of lower purchase price of US$60 million, less US$36 million effect caused by higher physical purchases (+887 GWh); (ii) US$14 million lower fuel consumption mainly due to lower generation of the Termozipa Power Plant, due to the decrease in the spot price, and (iii) US$6 million positive effect due to the conversion effect of the devaluation of the Colombian peso against the US dollar. All of the above was partially offset by: (i) US$29 million higher transportation expenditure due to an increase in unit costs; (ii) US$11 million higher expense of other variable supplies and services.

Staff expenses had a positive effect of US$3 million mainly due to the scheduled retirement plan of workers in 2020 and the subsequent lower number of staff members during 2021.

Other expenses by nature had a positive effect of US$6 million related to tax contingencies that had to be covered in 2020 not present in the current year.

In the fourth quarter of 2021, Emgesa's EBITDA reached US$204 million, 27.7% higher than the one registered in 2020. The US$44 million growth is mainly explained by the effect of higher revenues of (i) US$45 million for better average sales prices; (ii) US$25 million higher revenues due to increased sales volume in the fourth quarter as a result of the reactivation of the economy (+344 GWh). All of the above partially offset by: (i) US$4 million higher sales costs for energy purchases at a higher price on the spot market; (ii) US$4 million higher transportation costs due to increased unit costs, mainly PPI; (iii) US$2 million higher costs for increased fuel consumption due to greater generation in the quarter; (iv) US$5 million lower revenues from transactions that occurred in 2020 not present in the current year, mainly the sale of carbon credits and receipt of compensation from General Electric; and (v) US$11 million negative effect from conversion effects resulting from the devaluation of the Colombian peso against the US dollar.

20

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

Peru

PERU	EBITDA (millions of US$)
Subsidiaries	Cumulative figures				Quarterly figures
	FY 2021	FY 2020	Change	% Change	Q4 2021	Q4 2020	Change	% Change

Enel Generación Perú	224	211	13	6.2%	60	57	3	6.7%
Enel Generación Piura	41	30	11	37.5%	11	7	4	63.4%
Chinango	37	31	6	19.2%	12	8	4	36.7%
EGP Perú	21	-	21	-	9	-	9	-

EBITDA Generation Business	323	272	51	19.0%	92	72	20	27.4%

EBITDA of our generation subsidiaries in Peru reached US$323 million as of December 2021, representing a US$51 million increase in relation to the previous year. The main variables, by subsidiary, that explain the increase in the result to December 2021, are described below:

Enel Generación Perú S.A.: US$13 million higher EBITDA mainly due to higher revenues from an increased volume of physical sales and better average sales prices, partially offset by the negative effect of the conversion effects resulting from the devaluation of the new Peruvian sol against the US dollar.

Operating revenues increased by US$23 million, or 5.4% as of December 2021. This increase is mainly explained by higher revenues for (i) US$64 million higher sales volume (+263 GWh) and (ii) US$4 million better average sale prices, partially offset by a US$45 million decrease due to the conversion effects caused by the devaluation of the new Peruvian sol in relation to the US dollar.

Operating costs increased by US$10 million, or 7.4%, as of December 2021, mainly due to (i) US$12 million higher fuel consumption given the higher thermal generation as a result of the increased demand, (ii) US$15 million for higher transportation costs. This was partially offset by a lower cost associated with the US$17 million conversion effect as a result of the devaluation of the new Peruvian sol against the US dollar.

Staff costs of Enel Generación Perú in cumulative terms were practically in line with the figures registered in the previous year.

Other expenses by nature in cumulative terms were in line with the figures registered in 2020.

In the fourth quarter of 2021, Enel Generación Perú had a US$60 million EBITDA, a 6.7% increase as compared to the US$57 million registered in 2020.

The US$3 million increase in EBITDA is mainly explained by lower third-party services in 2021 compared to 2020.

Enel Generación Piura S.A.: US$11 million higher EBITDA due to greater sales revenues due to increases in physical energy sales.

Operating revenues increased by US$11 million, mainly due to (i) US$12 million increase due to an increase in physical sales (+99 GWh), and (ii) US$6 million higher revenues from the sale of gas to the Talara refinery. All of the above partially offset by a US$7 million decrease due to the conversion effect caused by the devaluation registered by the new Peruvian nuevo against the US dollar.

Operating costs as of December 31, 2021, were in line with the previous year.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

In the fourth quarter of 2021, EBITDA of Enel Generación Piura reached US$11 million, exceeding by US$4 million the figure registered in the same period of the previous year. The main effect of this growth is due to the higher average sales prices of US$3 million and US$1 million for gas sales to the Talara refinery.

Chinango S.A.: US$6 million higher EBITDA as compared to the previous year, as a result of higher sales revenues stemming from better average sales prices, partially offset by the negative conversion effect caused by the devaluation of the new Peruvian sol against the US dollar.

In the fourth quarter Chinango S.A. reached US$12 million, exceeding US$3 million the figure registered in 2020. The main explanation for this increase is better sale prices that are partially offset by the negative effects associated with the conversion effects caused by the devaluation of the new Peruvian sol against the US dollar.

Enel Green Power Peru S.A.C. and subsidiaries ("Enel Green Power Peru"):
Group of Companies entered into the consolidation perimeter as of April 1, 2021: US$21 million EBITDA mainly due to physical sales.

Operating revenues at Enel Green Power Peru and subsidiaries totaled US$33 million corresponding to physical sales of 814 GWh.

Operating costs at Enel Green Power Peru and subsidiaries totaled US$3 million, basically explained by the transport cost of energy.

Other expenses by nature in Enel Green Power Peru and subsidiaries totaled US$9 million, mainly US$5 million for externalized independent services and US$4 million repair and maintenance costs.

During the fourth quarter of 2021, the contribution to Enel Green Power Peru's EBITDA was US$9 million associated with the revenues from physical energy sales of 294 GWh, which reported a US$13 million revenues, US$1 million operating costs, and US$3 million other expenses by nature.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

Central America

CENTRAL AMERICA	EBITDA (millions of US$)
	Cumulative figures				Quarterly figures
	FY 2021	FY 2020	Change	% Change	Q4 2021	Q4 2020	Change	% Change

EGP Costa Rica	10	-	10	-	3	-	3	-
EGP Guatemala	38	-	38	-	15	-	15	-
EGP Panamá	110	-	110	-	36	-	36	-

EBITDA Generation Business	158	-	158	-	54	-	54	-

Enel Green Power Costa Rica S.A. and subsidiaries (“EGP Costa Rica”): Group of Companies incorporated into the consolidation perimeter as of April 2021. EBITDA of US$10 million mainly from physical sales

Operating revenues at Enel Green Power Costa Rica reached US$17 million, corresponding to US$13 million from the sale of energy equivalent to 168 GWh, and US$4 million from other operating revenues and other services.

Staff costs at Enel Green Power Costa Rica totaled US$2 million and are mainly explained by salaries and social security costs of workers.

Other expenses by nature in Enel Green Power Costa Rica reached US$5 million, mainly for outsourced independent services.

During the fourth quarter of 2021, Enel Green Power Costa Rica's EBITDA contribution was US$3 million associated with the revenues from physical energy sales of 61 GWh, which reported US$6 million revenues, and US$3 million in other expenses by nature.

Enel Green Power Guatemala: Group of companies incorporated into the consolidation perimeter as of April 2021. EBITDA of US$ 38 million mainly from physical sales

Operating revenues at Enel Green Power Guatemala reached US$108 million, mainly by US$86 million corresponding to the sale of energy equivalent to 950 GWh, and US$22 million from other operating revenues and other services.

Operating costs at Enel Green Power Guatemala totaled US$50 million, explained as follows (i) US$37 million energy purchases to cover higher demand, and (ii) US$13 million transportation and other services costs.

Staff expenses at Enel Green Power Guatemala totaled US$4 million mainly explained by salaries and social security of workers.

Other expenses by nature in Enel Green Power Guatemala reached US$16 million, mainly by US$13 million for greater independent, outsourced, and other services, and US$3 million higher repair and maintenance costs.

During the fourth quarter of 2021, the contribution to Enel Green Power Guatemala's EBITDA was US$15 million associated with revenues from physical energy sales of 291 GWh, which reported US$45 million revenues, US$22 million operating costs, US$1 million staff expenses, and US$7 million other expenses by nature.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

Enel Green Power Panamá S.R.L. and subsidiaries (Enel Green Power Panamá) Group of companies incorporated into the consolidation perimeter as of April 2021. EBITDA of US$110 million mainly from physical sales

Operating revenues at Enel Green Power Panama reached US$149 million corresponding to US$142 million from energy sales equivalent to 1,519 GWh, and US$7 million from other operating revenues and other services.

Operating costs at Enel Green Power Panama reached US$21 million, explained as follows: (i) US$12 million energy purchases to cover higher demand, (ii) US$6 million transportation costs, and (iii) US$3 million other variable supplies and services.

Staff costs at Enel Green Power Panamá totaled US$7 million mainly explained by salaries and social security of workers.

Other expenses by nature at Enel Green Power Panamá totaled US$11 million mainly for outsourced independent services.

During the fourth quarter of 2021, the contribution to Enel Green Power Panama's EBITDA was US$36 million associated with the revenues from physical energy sales totaling 481 GWh, which reported revenues of US$52 million, US$9 million operating costs, US$2 million personnel expenses, and US$5 million other expenses by nature.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

DISTRIBUTION SEGMENT EBITDA

Argentina

ARGENTINA	EBITDA (million US$)
Subsidiaries	Cumulative figures				Quarterly figures
	FY 2021	FY 2020	Change	% Change	Q4 2021	Q4 2020	Change	% Change

Edesur	23	50	(27)	(54.8%)	8	23	(15)	(65.3%)

EBITDA Distribution Business	23	50	(27)	(54.8%)	8	23	(15)	(65.3%)

EBITDA of our distribution subsidiary in Argentina reached US$23 million for the period ended on December 31, 2021, representing a US$27 million decrease as compared to the same period of the previous year. The main variables, which explain this decrease as of December 2021, are described below:

Operating revenues decreased by US$7 million, or 0.9% as of December 2021, which is mainly explained by US$171 million due to lower revenues from the conversion effect as a result of the devaluation of the Argentine peso against the U.S. dollar; partially offset by: (i) US$118 million for tariff readjustments approved by the regulatory authority on a temporary basis, pending the next comprehensive tariff review. The readjustment established in the ENRE resolution No. 106 established an average readjustment of 9%, which led to a 21.8% increase in the added value of distribution as of May 1, 2021; (ii) US$46 million higher physical volume sold (+847 GWh).

Operating costs decreased by US$ 2 million, or 0.4%, which are mainly explained by a US$117 million decrease as a result of the devaluation of the Argentine peso against the US dollar, which is partially offset by: (i) US$90 million higher costs associated with higher energy purchased price; (ii) US$19 million higher volume of energy purchased, and (iii) a US$6 million increase due to other supplies and variable services associated with the increase in sales volume.

Staff expenses increased by US$14 million, mainly due to a US$49 million increase stemming from salary increases, explained by the recognition of inflation and by increased overtime; a US$35 million decrease due to lower conversion effects as a result of the devaluation of the Argentine peso against the US dollar.

Other expenses by nature increased by US$8 million compared to the previous year, basically due to higher expenses to hire outsourced services.

Regarding the fourth quarter of 2021, EBITDA of our distribution segment in Argentina reached US$8 million, US$15 million less as compared to the previous year. This decrease is mainly explained by: (i) US$11 million higher cost for an increased volume of energy purchased to meet demand; (ii) US$32 million higher price of energy purchased; (iii) $22 million for salary adjustments and staff overtime, and (iv) $8 million for increases in network maintenance services. All of the above partially offset by higher revenues from: (i) US$23 million due to higher energy sold (+362 GWh); (ii) US$35 million higher price for tariff readjustments approved by the regulatory authority on a temporary basis pending the next comprehensive tariff review.

ARGENTINA
Subsidiaries	Energy Losses (%)			Clients (million)
	December 2021	December 2020	% Change	December 2021	December 2020	% Change

Edesur	18.0%	18.9%	(4.8%)	2.55	2.51	1.6%

Total Distribution Business	18.0%	18.9%	(4.8%)	2.55	2.51	1.6%

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

Brazil

BRAZIL	EBITDA (million US$)
Subsidiaries	Cumulative figures				Quarterly figures
	FY 2021	FY 2020	Change	% Change	Q4 2021	Q4 2020	Change	% Change

Enel Distribución Río	282	232	50	21.7%	76	77	(1)	(0.8%)
Enel Distribución Ceará	280	192	88	45.9%	90	64	26	39.5%
Enel Distribución Goiás	163	169	(6)	(3.8%)	52	65	(13)	(20.2%)
Enel Distribución Sao Paulo	707	593	114	19.2%	225	251	(26)	(10.2%)

EBITDA Distribution Business	1,432	1,186	246	20.7%	443	457	(14)	(3.1%)

EBITDA of our distribution subsidiaries in Brazil reached US$1,432 million as of December 2021, representing a US$ 246 million increase over the previous year. The main variables by subsidiary, which explain the increase as of December 2021, are described below:

Enel Distribución Rio: US$50 million higher EBITDA due to a higher sales volume in 2021 and better average sale prices partially offset by the negative effect of the devaluation of the Brazilian real against the US dollar

Operating revenues in Enel Distribución Río increased by US$328 million, or 26.2% as of December 2021, which is mainly explained by: (i) US$131 million higher revenues as a result of increased physical sales volumes (+ 261 GWh); (ii) US$141 million higher revenues due to a better sale price as a result of inflation and tariff readjustments; (iii) US$16 million higher toll revenues; (iv) US$53 million higher revenues due to the recognition of construction revenues under IFRIC 12 "Service Concession Agreements" (IFRIC 12); and (v) US$53 million increased readjustments due to the update of the financial assets associated with IFRIC 12, as a result of a higher CPI registered in 2021 (10%), compared to the one registered in 2020 (5%). All of the above is offset by US$66 million conversion effects caused by the devaluation of the Brazilian real against the US dollar.

Operating costs increased by US$278 million, or 32.0% as of December 2021, compared to the previous year and are mainly explained by: (i) US$261 million higher costs for energy purchases, which incorporate US$176 million due to higher physical purchases and US$85 million explained by increased average prices stemming from readjustments related to inflation and worsening hydrology; (ii) US$2 million higher energy transportation cost due to increased tariffs in the use of networks; (iii) US$53 million higher construction costs according to IFRIC 12, and (iv) US$13 million higher costs for disconnections and reconnection services. This was partially offset by US$51 million lower costs as a result of the conversion effects due to the devaluation of the Brazilian real against the US dollar.

Staff expenses increased by US$4 million compared to the previous year, mainly as a result of a US$6 million increase corresponding to provisions due to a restructuring plan associated with the Group's digitalization strategy, offset by US$2 million conversion effect resulting from the devaluation of the Brazilian real against the US dollar.

Other expenses by nature decreased by US$4 million, mainly due to the conversion effects caused by the devaluation of the Brazilian real against the US dollar.

26

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

Regarding the fourth quarter of 2021, EBITDA at the subsidiary Enel Distribución Rio reached US$76 million practically in line with the result of US$77 million recorded in 2020. The variation in EBITDA is due to the following offset effects: (i) US$26 million higher revenues from the sale of energy, composed of a US$46 million positive effect due to better average sale prices as a result of the tariff readjustment, partially offset by US$20 million lower revenues as a result of the lower sales volume registered in the last quarter of 2021; (ii) US$7 million from higher toll revenues; (iii) US$33 million higher revenues due to the recognition of construction revenues under IFRIC 12 "Service Concession Agreements" (IFRIC 12); (iv) US$5 million higher readjustments due to the update of the financial asset associated with IFRIC 12, as a result of a higher CPI registered in 2021 (10%), compared to the one registered in 2020 (5%); (v) US$9 million from other revenues associated with fines charged to clients.

BRAZIL
Subsidiaries	Energy Losses (%)			Clients (million)
	December 2021	December 2020	% Change	December 2021	December 2020	% Change

Enel Distribución Río	20.5%	22.1%	(7.2%)	3.03	2.95	2.8%

Enel Distribución Ceará S.A.: US$88 million higher EBITDA mainly due to the effects of economic recovery that led to an increased physical sales volume and better average sales prices, partially offset by the devaluation of the Brazilian real against the US dollar.

Operating revenues at Enel Distribución Ceará increased by US$346 million, or 29.6% as of December 2021, which is mainly explained by: (i) US$87 million higher revenues as a result of a higher sales volume (+865 GWh); (ii) US$221 million higher revenues due to a better sale price as a result of inflation and tariff readjustments; (iii) US$27 million higher toll revenues; (iv) US$37 million higher revenues due to the recognition of construction revenues under IFRIC 12; and (v) US$37 million higher readjustments due to an update of the financial asset associated with IFRIC 12, as a result of a higher CPI registered in 2021 (10%), compared to the one registered in 2020 (5%). All this is partially offset by the US$63 million conversion effects caused by the devaluation of the Brazilian real against the US dollar.

Operating costs increased by US$264 million, or 31.6% as of December 2021, compared to the previous year and are mainly explained by (i) US$263 million for higher energy purchase costs, which incorporate US$89 million due to higher physical purchases and US$174 million explained by higher average prices due to readjustment because of inflation; (ii) US$13 million higher energy transportation cost due to increased tariffs in the use of networks; and (iii) US$37 million from higher construction costs under IFRIC 12. All partially offset by US$49 million lower costs as a result of the conversion effects due to the devaluation of the Brazilian real.

Staff costs remained in line with the previous year.

Other expenses by nature decreased by US$6 million mainly from the US$3 million reversal in 2021 due to provisions for regulatory contingency provisioned in 2020, and a US$3 million positive effect due to the conversion of figures resulting from the devaluation of the Brazilian real against the US dollar.

Regarding the fourth quarter of 2021, EBITDA in the subsidiary Enel Distribución Ceará S.A. reached US$90 million, exceeding by US$26 million the amount reached in the fourth quarter of 2020. This increase is mainly due to: (i) US$6 million for higher physical sales volume (+86 GWh); (ii) US$47 million for a better sale price as a result of inflation and tariff readjustments; (iii) US$7 million from higher toll revenues; (iv) US$20 million lower costs related to repairs, maintenance, and energy transportation services. The above offset by higher costs by: (i) US$49 million for

27

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

higher costs in the purchase of energy given the tariff readjustments and the corresponding inflation; and (ii) US$5 million related to the negative effect of conversion of figures resulting from the devaluation of the Brazilian real against the US dollar.

BRAZIL
Subsidiaries	Energy Losses (%)			Clients (million)
	December 2021	December 2020	% Change	December 2021	December 2020	% Change

Enel Distribución Ceará	16.1%	15.9%	1.3%	4.06	4.01	1.2%

Enel Distribución Goias.: EBITDA in 2021 was US$6 million lower than in 2020, mainly due to the negative conversion effect stemming from the devaluation of the Brazilian real against the US dollar.

Operating revenues in Enel Distribución Goiás increased by US$426 million, which is mainly explained by: (i) US$272 million higher energy sales which correspond mainly to US$86 million higher physical sales by (+607 GWh), due to the country's economic recovery, US$186 million better average sale prices due to the effects of inflation adjustments related to a 4.6% higher tariff adjustment in force since October 2020; (ii) US$72 million recognition as a result of the compensatory CVA revenues (Compensation of Values of Lot A) received because of regulations in Brazil in water crisis cases; and (iii) US$163 million other operating income, explained mainly by higher construction revenues under the application of IFRIC 12. This was partially offset by US$81 million lower revenues due to the conversion effects of the devaluation of the Brazilian real.

Operating costs increased by US$442 million, explained by: (i) US$332 million higher energy purchase expenditure, higher average prices, and a higher volume; (ii) US$13 million higher costs for interruptions and reconnections; and (iii) US$163 million higher other variable supplies and services which correspond mainly to higher construction costs due to the application of IFRIC 12. This is partially offset by US$66 million lower revenues as a result of the devaluation of the Brazilian real against the US dollar.

Staff expenses increased by US$2 million, mainly due to a US$4 million increase related to a higher number of staff and the set-up of retirement funds, partially offset by US$2 million related to the positive conversion effect caused by the devaluation of the Brazilian real against the US dollar.

Other expenses by nature decreased by US$12 million, explained by US$7 million due to the conversion effects because of the devaluation of the Brazilian real, and US$5 million for lower fines and maintenance costs compared to the previous year.

Regarding the fourth quarter of 2021, EBITDA in Enel Distribución Goiás reached US$52 million, US$13 million less than the figure reached in the fourth quarter of 2020. This decrease is mainly due to: (i) US$70 million higher energy purchase expenditure due to higher average prices; and (ii) US$5 million due to higher costs to be reimbursed to clients for quality of service. All the above is partially offset by: (i) US$ 45 million higher sales revenues composed of US$63 million due to a better sales price as a result of inflation effect and tariff readjustments by 4,6% in force since October 2020, and US$17 million lower revenues due to a lower sales volume in the last quarter (-46 GWh), and (ii) US$17 million lower transportation costs.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

BRAZIL
Subsidiaries	Energy Losses (%)			Clients (million)
	December 2021	December 2020	% Change	December 2021	December 2020	% Change

Enel Distribución Goiás	11.3%	11.4%	(0.9%)	3.29	3.21	2.6%

Enel Distribución Sao Paulo: US$114 million higher EBITDA mainly due to the effects of economic recovery that led to higher physical sales volume and better average sales prices, partially offset by the devaluation of the Brazilian real against the US dollar.

Operating revenues in Enel Distribución Sao Paulo increased by US$828 million, compared to last year. The main variations explained by these higher revenues are: (i) US$215 million higher sale revenues due to better average sales prices because of a 9.44% tariff adjustment in force since 2020, and a higher volume of physical sales (+736 GWh); (ii) higher revenues due to an increase in tariffs as a result of the water crisis in Brazil, generating, as a counterpart, sectoral assets of US$598 million; (iii) US$128 million increased other operating income mainly explained by higher construction revenues under IFRIC 12; and (iv) US$55 million higher readjustments due to an update of the financial asset associated with IFRIC 12, as a result of a higher CPI registered in 2021 (10%), compared to the one registered in 2020 (5%). All the above is partially offset by US$168 million as a result of the conversion effects due to the devaluation of the Brazilian real.

Operating costs increased by US$652 million, compared to the previous year, mainly explained by: (i) US$620 million higher energy purchases as a result of lower hydrology and higher purchases at higher prices from thermal generation companies; (ii) US$50 million higher interruptions and reconnections costs; and (iii) US$128 million higher other operating costs, mainly explained by higher construction costs, due to the application of IFRIC 12. This was partially offset by: (i) US$19 million lower transportation costs, and (ii) US$127 million lower costs as a result of the conversion effects due to the devaluation of the Brazilian real.

Staff expenses increased by US$62 million compared to the previous year, mainly due to: (i) US$18 million higher expenses for provisions for the restructuring plan associated with the digitalization strategy, and (ii) US$89 million corresponding to the effects of voluntary migration by employees to a defined contribution plan in 2020, absent in the current year. All the above is partially offset by: (i) US$11 million lower expenses due to higher efficiency and digitalization process, (ii) US$8 million related to the conversion effect resulting from the devaluation of the Brazilian real, and (iii) US$25 million labor activation for fixed asset projects.

Other expenses by nature were in line with the figures registered last year.

Regarding the fourth quarter of 2021, EBITDA at the subsidiary Enel Distribución Sao Paulo reached US$225 million, US$26 million less than the figure reached in the fourth quarter of 2020. This decrease is mainly due to: (i) US$89 million corresponding to the effects of voluntary migration by employees to a defined contribution plan in 2020, not present in the current year; (ii) US$91 million higher energy purchase costs due to higher average prices, and US$13 million negative conversion effects related to the devaluation of the Brazilian real against the US dollar. All of the above is compensated by: (i) US$52 million higher revenues from higher average sales prices, and (ii) US$115 million higher revenues associated with regulatory assets related to the water crisis.

BRAZIL
Subsidiaries	Energy Losses (%)			Clients (million)
	December 2021	December 2020	% Change	December 2021	December 2020	% Change

Enel Distribución Sao Paulo	10.3%	10.6%	(2.8%)	8.05	7.90	2.0%

29

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

Colombia

COLOMBIA	EBITDA (million US$)
Subsidiaries	Cumulative figures				Quarterly figures
	FY 2021	FY 2020	Change	% Change	Q4 2021	Q4 2020	Change	% Change

Codensa	554	507	47	9.4%	142	128	14	10.2%

EBITDA Distribution Business	554	507	47	9.4%	142	128	14	10.2%

EBITDA of our subsidiary Codensa in Colombia reached US$554 million as of December 2021, representing a US$47 million increase compared to the previous year. The main variables, which explain this increase to December 2021, are described below:

Codensa: US$47 million higher EBITDA mainly due to higher physical sales, higher average sales prices, and higher remuneration for assets.

Operating revenues at Codensa increased by US$160 million, or 10.3% as of December 2021, and is mainly explained by: (i) US$113 million higher revenues due to better average sales prices stemming from an increase in the Producer Price Index - PPI (to which sales prices are indexed), and higher physical sales (+764 GWh); (ii) US$54 million increased revenues due to higher revenues from investment recognition which are remunerated at a higher rate due to a greater regulatory base of assets; and (iii) US$13 million higher revenues from operations contracts related to clean-up, suspension of service and reconnections contracts. All this is offset by the US$20 million negative conversion effect related to the devaluation of the Colombian peso against the US dollar.

Operating costs increased by US$126 million or 14.2% as of December 2021 and are mainly explained by: (i) US$115 million higher energy purchases, due to higher average sales prices; (ii) US$15 million higher energy transportation costs, caused by the increased payment that Codensa had to make for the incorporation of new construction units (assets used directly in the transmission system and that must be prorated proportionally among the system operators); and (iii) US$13 million higher costs of other supplies and services. All the above is partially offset by the US$17 million positive effect of cost reductions related to the conversion effects as a result of the devaluation of the Colombian peso against the US dollar.

Staff expenses decreased by US$11 million mainly due to restructuring costs registered in 2020, not present during 2021.

Other expenses by nature decreased by US$2 million compared to the previous year due to lower contracting of outsourced services.

In the fourth quarter of 2021, EBITDA of our distribution segment in Colombia reached US$142 million, exceeding by US$14 million the figure reached in the fourth quarter of 2020. This increase is mainly due to: (i) US$37 million for higher physical sales volume (+149 GWh) and better average sales prices; (ii) US$20 million due to higher revenues from recognition of investments, which are remunerated at a higher rate due to a greater regulatory base of the assets; and (iii) US$7 million for higher Colpatria contract revenues linked with the recovery of clients who are in payment arrears. The foregoing partially offset by: (i) US$42 million higher costs primarily from energy purchases at higher prices as compared to the same quarter of the previous year; and (ii) US$8 million negative effect due to the conversion of figures, caused by the devaluation of the Colombian peso against the US dollar.

30

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

COLOMBIA
Subsidiaries	Energy Losses (%)			Clients (million)
	December 2021	December 2020	% Change	December 2021	December 2020	% Change

Codensa	7.5%	7.6%	(1.3%)	3.71	3.62	2.6%

Total Distribution Business	7.5%	7.6%	(1.3%)	3.71	3.62	2.6%

Peru

PERU	EBITDA (million US$)
Subsidiaries	Cumulative figures				Quarterly figures
	FY 2021	FY 2020	Change	% Change	Q4 2021	Q4 2020	Change	% Change

Enel Distribución Perú	219	214	5	2.4%	48	51	(3)	(5.3%)

EBITDA Distribution Business	219	214	5	2.4%	48	51	(3)	(5.3%)

EBITDA of our subsidiary Enel Distribución Perú S.A. reached US$219 million as of December 2021, which represents an increase of US$5 million compared to the previous year.

Enel Distribución Perú: US$5 million higher EBITDA mainly due to an increase in sales prices offset by lower results due to the conversion effects related to the new Peruvian sol against the US dollar.

Operating revenues at Enel Distribución Perú increased by US$9 million, mainly explained by: (i) US$89 million higher energy sales due to an increase in average sales prices, combined with an increase in physical sales (+552 GWh); (ii) US$18 million other services such as connections, maintenance, and reconnections. All this offset by US$98 million due to the conversion effects of the devaluation of the new Peruvian sol against the US dollar.

Operating costs increased by US$6 million which is mainly explained by: (i) US$62 million for higher energy purchase costs both in physical volume and in higher average purchase price; (ii) US$10 million costs of other services such as connections, reconnections and maintenance. We must deduct from the number the US$66 million positive effect of reducing sale costs as a result of the conversion effect caused by the devaluation of the new Peruvian sol against the US dollar.

Enel Distribución Peru's staff expenses decreased by US$2 million as a result of the activation of labor in fixed asset projects.

Enel Distribución Perú's other expenses by nature remained in line with the previous year.

Regarding the fourth quarter of 2021, the EBITDA of our distribution segment in the subsidiary Enel Distribución Perú reached US$48 million, US$3 million less than the figure reached in the fourth quarter of 2020, which is mainly explained by: (i) US$18 million higher costs related to increase of energy purchased, partially offset by a lower average purchase price; and (ii) a US$6 million net negative effect related to the conversion of figures by the devaluation of the new Peruvian against the US dollar. All above is partially offset by: (i) US$19 million higher revenues of energy sales due to an increase in average sales prices, and higher volumes of physical energy (+75 GWh); and (ii) US$2 million higher revenues from other services such as connections, maintenance, and reconnections.

PERU
Subsidiaries	Energy Losses (%)			Clients (million)
	December 2021	December 2020	% Change	December 2021	December 2020	% Change

Enel Distribución Perú	8.5%	8.8%	(3.4%)	1.49	1.46	2.5%

Total Distribution Business	8.5%	8.8%	(3.4%)	1.49	1.46	2.5%

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

Depreciation, Amortization, Impairment

Below we present by segment and by country a summary of EBITDA, Depreciation, Amortization and Impairment costs and EBIT for Enel Américas Group’s subsidiaries for the periods ended on December 31, 2021 and 2020.

Segment	Cumulative figures (million US$)
	EBITDA	Depreciation, amortization and impairment	EBIT	EBITDA	Depreciation, amortization and impairment	EBIT
	FY 2021			FY 2020

Generation and Transmission:
Argentina	135	(191)	(56)	140	(86)	54
Brazil	562	(96)	466	297	(24)	273
Colombia	787	(70)	717	673	(67)	606
Peru	323	(68)	255	272	(64)	208
Central America	158	(28)	130	-	-	-
Total Generation and Transmission	1,965	(453)	1,512	1,382	(241)	1,141

Distribution:
Argentina	23	(91)	(68)	50	(118)	(68)
Brazil	1,432	(679)	753	1,186	(534)	652
Colombia	554	(136)	418	507	(132)	375
Peru	219	(65)	154	214	(72)	142
Total Distribution	2,228	(971)	1,257	1,957	(856)	1,101

Less: consolidation adjustments and other activities	(91)	(14)	(105)	(86)	(4)	(90)

Total Consolidated Enel Américas	4,102	(1,438)	2,664	3,253	(1,101)	2,152

Segment	Quarterly figures (million US$)
	EBITDA	Depreciation, amortization and impairment	EBIT	EBITDA	Depreciation, amortization and impairment	EBIT
	Q4 2021			Q4 2020

Generation and Transmission:
Argentina	33	(122)	(89)	25	(19)	6
Brazil	171	(27)	144	131	(5)	126
Colombia	203	(18)	185	160	(18)	142
Peru	92	(24)	68	72	(18)	54
Central America	54	(9)	45	-	-	-
Total Generation and Transmission	553	(200)	353	388	(60)	328

Distribution:
Argentina	8	(31)	(23)	23	(49)	(26)
Brazil	443	(180)	263	457	(126)	331
Colombia	142	(37)	105	128	(28)	100
Peru	48	(16)	32	51	(20)	31
Total Distribution	641	(264)	377	659	(223)	436

Less: consolidation adjustments and other activities	(15)	(14)	(29)	(20)	(4)	(24)

Total Consolidated Enel Américas	1,179	(478)	701	1,027	(287)	740

Depreciation, amortization, and impairment reached US$1,438 million as of December 2021, increasing by US$337 million in net terms as compared to the year 2020.

Depreciation and amortization reached US$993 million as of December 2021, representing a US$135 million increase compared to the same period of the previous year. This is mainly explained by the following effects: increments of (i) US$99 million from EGP Américas companies which were incorporated into the consolidation perimeter as of April 1, 2021; (ii) US$9 million in Edesur composed of the US$27 million greater depreciation due to new investments, less US$18 million as a result of the devaluation of the Argentine peso against the US dollar; (iii) US$2 million in Enel Distribución Rio composed of US$6 million for greater depreciation due to higher activations, offset by US$4 million due to the conversion effects resulting from the devaluation of the Brazilian real against the US dollar; (iv) US$2 million in Enel Distribución Ceará composed

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

of US$5 million due to higher depreciations due to higher activations, offset by US$3 million due to the conversion effects resulting from the devaluation of the Brazilian real against the US dollar; (v) US$8 million in Enel Distribución Goias, composed of US$11 million due to higher depreciations resulting from higher activations, offset by US$3 million due to the conversion effects from the devaluation of the Brazilian real against the US dollar; (vi) US$8 million in Codensa, composed of US$10 million for greater depreciations due to higher activations, offset by US$2 million due to the conversion effects from the devaluation of the Colombian peso against the US dollar; (vii) US$6 million in Enel Cachoeira Dourada, composed of US$7 million for greater depreciation due to higher activations, offset by US$1 million due to the conversion effects resulting from the devaluation of the Brazilian real against the US dollar; and (viii) US$21 million higher depreciation in Argentinean generation companies due to the effect of the higher depreciable base resulting from hyperinflation.

All of these increases are partially offset by the following decreases (i) US$9 million in Enel Distribución Sao Paulo, due to the conversion effects from the devaluation of the Brazilian real against the US dollar; and (ii) US$11 million in Enel Generación Perú composed of US$7 million lower depreciable base in 2021 and US$4 million conversion effect due to devaluation of the new Peruvian sol against the US dollar.

On the other hand, the impairment losses under IFRS 9 "Financial Instruments" and IAS 36 "Impairment of Assets" totaled US$445 million as of December 2021, which represents a US$ 202 million increase compared to the previous year, which is mainly explained by: (i) US$102 million composed of increases in impairment caused by the evaluation of financial assets, in distribution companies in Brazil totaling US$112 million, mainly in Enel Distribución Sao Paulo and Enel Distribución Rio, partially offset by reversals of provisions for impairment of financial assets set up in 2020 in Edesur totaling US$10 million, due to lower expected credit losses; (ii) US$100 million for recognition of impairment in long-lived assets, highlighting the US$82 million loss due to the application of recoverability tests recognized in Enel Generación Costanera.

In the fourth quarter ended December 31, 2021, depreciation, amortization, and impairment totaled US$478 million, increasing by US$191 million in net terms compared to 2020. Of this increase, US$56 million correspond to higher depreciation and amortization, explained by: (i) US$33 million higher depreciation due to the incorporation of EGP Américas; (ii) US$9 million in Edesur composed of a US$ 14 million increase due to higher depreciations because of new investments, less US$5 million as a result of the devaluation of the Argentine peso against the US dollar; and (iii) US$5 million for Enel Cachoeira Dourada for a larger base of depreciable assets.

In relation to impairment losses in accounts receivable and cash-generating units in the October-December 2021 quarter, there was a US$135 million increase as compared to the same period of 2020, composed of: (i) US$47 million increase in the recognized impairment on the financial assets receivable of distribution companies in Brazil; and (ii) US$82 million recognition of loss due to the application of a recoverability test on long-lived assets in the subsidiary Enel Generación Costanera.

33

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

Non-operating income

The following table presents the non-operating consolidated income for the periods ended on December 31, 2021, and 2020:

NON OPERATING INCOME CONTINUING OPERATIONS	Cumulative figures (million US$)				Quarterly figures (million US$)
	FY 2021	FY 2020	Change	% Change	Q4 2021	Q4 2020	Change	% Change

Financial Income
Argentina	90	86	4	5.0%	28	45	(17)	(39.0%)
Brazil	181	112	69	61.9%	51	21	30	146.9%
Colombia	15	14	1	6.0%	4	3	1	64.4%
Peru	6	6	(0)	(10.8%)	2	2	-	14.4%
Central America	3	-	3	-	1	-	1	-
Consolidation adjustments and other activities	-	4	(4)	(87.8%)	-	-	-	-
Total Financial Income	295	222	73	32.8%	86	71	15	21.9%

Financial Expenses
Argentina	(247)	(148)	(99)	66.5%	(79)	(71)	(8)	10.3%
Brazil	(618)	(415)	(203)	48.9%	(208)	(117)	(91)	77.1%
Colombia	(109)	(132)	23	(17.4%)	(28)	(28)	(0)	2.0%
Peru	(29)	(31)	2	(7.6%)	(5)	(7)	2	(25.1%)
Central America	(6)	-	(6)	-	(2)	-	(2)	-
Consolidation adjustments and other activities	(43)	(42)	(1)	3.4%	(16)	(15)	(1)	9.4%
Total Financial Expenses	(1,052)	(768)	(284)	36.9%	(338)	(238)	(100)	42.1%

Foreign currency exchange differences, net
Argentina	92	51	41	79.2%	82	21	61	287.6%
Brazil	(42)	(89)	47	(52.5%)	(35)	56	(91)	(163.3%)
Colombia	(3)	(1)	(2)	146.3%	0	3	(3)	(83.1%)
Peru	(7)	(1)	(6)	404.3%	1	(2)	3	(144.1%)
Consolidation adjustments and other activities	(42)	97	(139)	(143.0%)	(67)	(28)	(39)	136.7%
Total Foreign currency exchange differences, net	(2)	57	(59)	(103.0%)	(19)	50	(69)	(138.5%)

Total results by adjustment units (hyperinflation - Argentina)	31	77	(46)	(60.0%)	(65)	19	(84)	(433.7%)

Net Financial Income Enel Américas	(728)	(412)	(316)	76.5%	(336)	(98)	(239)	(241.4%)

Other gains (losses)
Argentina	1	(0)	1	(2526.2%)	2	0	1	960.7%
Brazil	1	1	(0)	(39.9%)	0	0	(0)	(66.5%)
Colombia	1	0	1	416.1%	1	0	1	539.2%
Peru	0	4	(4)	(99.3%)	0	(0)	0	-
Central America	-	-	-	-	-	-	-	-
Consolidation adjustments and other activities	-	-	-	-	-	-	-	-
Total Other gains (losses)	3	5	(2)	(31.1%)	3	0	3	508.3%

Share of profit (loss) of associates accounted for using the equity method:
Argentina	1	3	(2)	(62.3%)	-	-	-	-
Total Share of profit (loss) of associates accounted for using the equity method	1	3	(2)	(62.3%)	-	-	-	-

Total Non Operating Income	4	8	(4)	(43.9%)	3	0	3	946.9%

Net Income Before Taxes	1,941	1,748	193	11.0%	368	642	(274)	(42.6%)

Income Tax
Argentina	(138)	(36)	(102)	282.5%	5	5	(0)	(10.0%)
Brazil	(183)	(148)	(35)	24.0%	(30)	(116)	86	(74.5%)
Colombia	(327)	(287)	(40)	14.1%	(82)	(73)	(9)	12.4%
Peru	(126)	(92)	(34)	36.8%	(31)	(25)	(6)	21.3%
Central America	(33)	-	(33)	-	(11)	-	(11)	-
Consolidation adjustments and other activities	1	(4)	5	(128.7%)	2	(1)	3	(421.8%)
Total Income Tax	(806)	(567)	(239)	42.3%	(147)	(210)	63	(29.9%)

Net Income after taxes	1,135	1,181	(47)	(4.0%)	221	432	(211)	(48.8%)
Net Income attributable to owners of parent	741	825	(84)	(10.2%)	119	339	(220)	(64.9%)
Net income attributable to non-controlling interest	394	356	38	10.6%	102	93	9	9.6%

34

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

Financial Income

Financial income was a US$728 million loss as of December 2021, which represents a US$316 million increase as compared to the loss registered in the previous year. This variation is explained as follows:

(a)   US$ 73 million higher financial income, mainly explained by: (i) US$10 million increased interest receivable associated with clients for the sale of energy mainly in distribution subsidiaries in Brazil; (ii) US$25 million higher income from the updating of financial investments in Argentinean subsidiaries; (iii) US$28 million for the monetary update of the regulatory assets of distribution companies in Brazil due to a CPI that in 2021 reached 10% as compared to 5% registered in 2020; (iv) US$25 million for recognition of revenues from derivative operations in Enel Distribución Sao Paulo during 2021 not present the previous year; and (v) US$10 million associated with the financial income from the incorporation of the EGP Américas subsidiaries. All the above is partially offset by the US$25 million negative effect of extraordinary income recognized in 2020 due to a change in the valuation of investments in Termoeléctrica Belgrano and Termoeléctrica San Martin.

In the fourth quarter ended December 31, 2021, the variation in financial income with respect to the same period of 2020 reached US$15 million, corresponding to: (i) US$21 million for the monetary update of the regulatory assets of the Distribution Companies in Brazil; (ii) US$3 million associated with the financial income from the incorporation of the EGP Américas subsidiaries; (iii) US$8 million from derivative operations; and (iv) US$8 million higher updating of financial investments in Argentinean subsidiaries. All of the above partially offset by the US$25 million negative effect of extraordinary income recognized in 2020 due to a change in the valuation of investments in Termoeléctrica Belgrano and Termoeléctrica San Martin.

(b) US$284 million higher financial expenses mainly attributable to: (i) US$99 million in Edesur, mainly explained by financial update for debt with energy purchasing supplier (CAMMESA); (ii) US$56 million higher financial expenses associated with an increased level of bank indebtedness, mainly in the subsidiaries Enel Distribución Sao Paulo (US$ 37 million) and the incorporation of the EGP Américas Companies totaling US$19 million; (iii) US$16 million higher net financial expense on unguaranteed obligations, mainly Enel Distribución Ceará (US$12 million), Enel Distribución Goiás (US$12 million), Codensa (US$6 million), offset by lower expenses associated with net payments of unguaranteed obligations made by Emgesa (US$14 million); (iv) US$97 million higher financial expenses for derivative transactions, mainly in Brazilian companies; and (v) US$16 million higher financial expense due to increased indebtedness with related companies outside the consolidation perimeter; mainly Enel Distribución Goias (US$12 million) and the EGP Américas incorporated companies (US$4 million).

In the fourth quarter of 2021, the variation in financial expenses had a US$100 million increase compared to the same period of the previous year, which is explained by: (i) Edesur with US$6 million, originated mainly in the financial update for debt with the supplier of energy purchases and provisions update (CAMMESA); (ii) US$44 million higher financial expenses for the recognition of derivative operations, mainly in our distribution subsidiaries in Brazil; (iii) US$10 million for updating sectoral liabilities in Brazil; (iv) US$14 million for increased financing with related companies outside the consolidation perimeter, mainly Enel Distribución Rio and Enel Distribución Goias; (v) US$11 million higher financial costs due to a higher level of bank debt, mainly in the subsidiary Enel Distribución Sao Paulo; and (vi) US$15 million higher financial expense due to higher unguaranteed obligations mainly in our distribution subsidiaries in Brazil.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

(c) The results from readjustments decreased by US$46 million and correspond to the financial result stemming from the application of IAS 29 Financial Information in Hyperinflationary Economies in Argentina. They reflect the net balance arising from applying inflation to non-cash assets and liabilities and income statements that are not determined on an updated basis, converted to U.S. dollar at closing exchange rates. The decrease in 2021 compared to the previous year is explained by a decrease in the position of net liabilities exposed to the inflationary process in Argentina.

In the fourth quarter of 2021, the effect of hyperinflation in Argentina led to an US$84 million decrease in the income statement by readjustment units, for the same reason explained in the previous paragraph.

(d) The exchange differences led to a US$59 million negative variation compared to the previous year, mainly explained by: (i) US$34 million higher losses in the subsidiary Cachoeira Dourada due to the update of accounts payable in foreign currency for the import of energy from Argentina and Uruguay, as a result of the devaluation of the Brazilian real against the US dollar in 2021, compared with a small profit in 2020, given that when import operations began in the last quarter of 2020, the Brazilian real showed an appreciation against the US dollar; (ii) US$11 million lower profit due to the update of the VOSA credits, given the lower devaluation experienced by the Argentine peso against the US dollar in 2021 compared to 2020, and lower capital in dollars due to amortization; and (iii) US$14 million, for updating debts held by our subsidiaries in Brazil with related entities outside the consolidation perimeter of Enel Americas.

In terms of the fourth quarter ended on December 31, 2021, there was a US$69 million negative variation which is mainly explained by higher losses due to updates related to debts maintained by our subsidiaries in Brazil with related entities outside the consolidation perimeter of Enel Américas, as a result of the devaluation of the Brazilian real against the US dollar, which is compared with profits registered in 2020 on the same group of debts that benefited from the appreciation experienced by the Brazilian real against the US dollar.

(e) Corporate Income Tax reached US$806 million as of December 31, 2021, which represents a US$239 million increase as compared to the expense registered in the previous year, mainly explained by: (i) higher tax expenses for better financial results (EBT) in: Enel Brasil with US$7 million, Enel Generación Fortaleza with US$13 million, Enel Generación Perú with US$14 million, Enel Distribución Codensa with US$9 million, Enel Distribución Ceará with US$9 million, Emgesa with US$17 million, Edesur with US$15 million, Enel Distribución Peru with US$9 million and Enel Trading Brasil with US$26 million; (ii) higher expenses related to income taxes and deferred taxes in subsidiaries in Argentina, due to the adaptation of deferred taxes because of the tax reform approved by the Argentine Government, where the nominal rate increased from 30% to 35%, detailed as follows: Edesur with US$101 million, Enel Generación Costanera with US$11 million, Central Dock Sud with US$4 million, offset by Enel Generación El Chocón with US$7 million; (iii) a tax increase in the Colombian subsidiaries due to the modification of the tax rate from 30% to 35% for the income taxed as of 2022, but that because of the recognition of deferred taxes according to the current rate on the reversal was supposed to be recognized in 2021 an increased charge to the results by US$13 million, composed of: Emgesa with US$12 million and Codensa with US$1 million; and (iv) US$59 million higher expenses due to variation in the consolidation perimeter as of April 1, 2021 as a result of the merger with EGP Américas.

This was partially offset by lower taxes due to lower income in the subsidiaries Enel Distribución Goiás with US$23 million and Cachoeira Dourada with US$38 million.

36

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

Corporate Income Tax reached US$147 million in the fourth quarter of 2021, which represents a US$63 million decrease as compared to the figure registered in the same quarter of the previous year, mainly explained by: lower tax expenses due to worse financial results (EBT) in Enel Generación Costanera with US$36 million, Enel Brasil with US$42 million, Enel Distribución Sao Paulo with US$38 million, and Cachoeira Dourada with US$18 million.

This was partially offset by higher taxes due to better financial results (EBT) in Edesur with US$23 million, Emgesa with US$12 million, and in Enel Cien with US$36 million.

37

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

ANALYSIS OF THE FINANCIAL STATEMENT

Assets	December 2021	December 2020	Change	% Change
	(million US$)

Current Assets	7,062	6,179	883	14.3%
Non current Assets	27,897	20,755	7,142	34.4%

Total Assets	34,959	26,934	8,025	29.8%

Enel Américas' total assets as of December 31, 2021, increased by US$8,025 million compared to total assets as of December 31, 2020, mainly as a result of:

Current Assets showed a US$883 million increase equivalent to 14.3%, mainly explained by:
•	A US$111 million decrease in Cash and Cash Equivalents mainly composed of: (1) US$2,616 million net income from operating flows corresponding to charges for sales and provision of services, net of payments to suppliers and others; (2) US$595 million net outgoings from financing activities flows corresponding to: (i) US$2,191 million loan payments; (ii) US$668 million obligations to the public; (iii) US$445 million related companies; (iv) US$963 million dividend payments; (v) US$339 million interest payments; and (vi) payments of financial lease liabilities totaling US$65 million. This was partially offset by: (i) financing obtained from third parties; US$2,459 million in bank loans, US$268 million in third-party bonds and US$1,275 million from related companies, including EFI loans to Enel Américas, Enel Distribución Goiás, Enel Distribución Ceará and Enel Distribución Rio, and (ii) US$74 million other cash inflows; (3) net outgoings for investment activities totaling US$ 1,935 million corresponding to: (i) US$1,817 million disbursements for the incorporation of plant and equipment properties; (ii) US$1,194 million payments for the incorporation of intangible assets; (iii) US$1,265 million investments over 90 days. These investment cash outflows were offset by: (i) US$29 million Interest received; (ii) US$1,248 million redemption of investments over 90 days; (iii) US$34 million collections from related entities net of payments; and (iv) US$1,031 million incorporation of the initial cash and cash equivalent balances of EGP Américas companies as of April 1, 2021; and (4) US$197 million decrease due to the change in exchange rates on cash and cash equivalents.
•	A US$82 million increase in Other Current Financial Assets mainly explained by: (i) US$38 million increased investments in financial assets at fair value with changes in income, and (ii) a US$37 million increase in investments in financial assets measured at amortized cost.
•	A US$268 million increase in other Current Non-Financial Assets mainly explained by: (i) higher PIS and COFINS receivables recognized to grant refunds to clients; Enel Distribución Goiás with US$105 million and Enel Distribución Rio with US$81 million; (ii) a US$54 million increase for VAT tax credit and other taxes to be recovered; and (iii) US$20 million increased contribution fund in Enel Distribución Goias.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

•	A US$476 million increase in Commercial Accounts Receivable and other current accounts receivable mainly explained by: (i) US$ 171 million commercial accounts of EGP Américas companies; (ii) US$142 million increase in distribution companies mainly due to the application of tariff readjustments and an increase in the average collection periods in distribution companies, due to the economic difficulties caused by the Pandemic and the collection restrictions established by governments; and (iii) US$457 million increase in regulatory assets (CVA) in Brazil, as a result of the increase in the cost of energy caused by the water crisis. All this was partially offset by the US$294 million negative conversion effect caused by the devaluation of the functional currencies of Enel Américas' subsidiaries against the US dollar.
•	A US$27 million increase in Current Accounts Receivable to Related Entities basically explained by commercial transactions of Generadora Montecristo in Guatemala with a related company outside the EFI consolidation perimeter.
•	A US$67 million increase in Inventories explained by increased maintenance of electrical supplies in our distribution subsidiaries in Brazil, according to the following detail: Enel Distribución Sao Paulo with US$26 million, Enel Distribución Ceará with US$22 million and Enel Distribución Goiás with US$19 million.
•	US$74 million increase in Current Tax Assets explained by US$42 million higher income tax advances in Enel Generación Perú and US$33 million in Enel Distribución Río.

US$ 7,142 million Increase in Non-Current Assets, equivalent to 34.4%, mainly due to:
•	US$682 million increase in Other Non-Current Financial Assets mainly explained by: (i) financial update of IFRIC 12 receivables for our Brazilian subsidiaries reflecting a US$246 million increase; (ii) a US$114 million increase due to the incorporation of assets according to IFRIC 12 in PH Chucás in Costa Rica; (iii) a US$381 million increase in new investments under IFRIC 12 in our Brazilian subsidiaries; and (iv) a US$142 million increase in hedging derivatives.

All of the above partially offset by the effects of the devaluation of the Brazilian real against the US dollar as of December 31, 2021, which determines a US$231 million decrease in accounts receivable generated according to IFRIC12.

•	A US$813 million increase in Other Non-Current Non-Financial Assets which is mainly explained by: (i) higher taxes to recover from PIS and COFINS at Enel Distribución Goiás totaling US$447 million and Enel Distribución Río with US$514 million (see explanation of commercial accounts payable and other non-current accounts payable on page 50 of this Press Release); (ii) a US$271 million increase in assets under construction according to IFRIC 12 corresponding to Brazilian subsidiaries. All of the above partially offset by: (i) US$252 million reduction of the assets recognized in 2020 in Enel Distribución Sao Paulo and Enel Distribución Ceará for taxes to be recovered on behalf of clients; and (ii) US$ 156 million reduction due to the conversion effect related to the devaluation of the Brazilian real against the U.S. dollar.

•	A US$146 million increase in accounts receivable and other non-current receivables mainly explained by an extension in the collection terms of energy accounts in the Brazilian subsidiaries Enel Distribución Sao Paulo with US$110 million and Enel Distribución Rio with US$36 million.

39

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021
•	A US$231 million increase of intangibles other than goodwill composed mainly by: (i) a US$334 million increase by business combination mainly due to the incorporation of the EGP Américas companies; (ii) US$536 million new investments mainly in distribution companies in Brazil; (iii) a US$26 million increase due to hyperinflation in Argentina; and (iv) US$134 million other net increases. This was partially offset by: (i) US$431 million amortizations; and (ii) a US$ 368 million decrease related to the negative conversion effect due to the devaluation of the different currencies in which we operate against the US dollar.
•	A US$525 million increase in goodwill, explained mainly by the incorporation of the EGP Américas businesses totaling US$587 million and US$62 million less due to the conversion effects because of the devaluation of the different currencies in which we operate versus the US dollar.
•	A US$4,643 million increase in Plant and Equipment Property composed mainly of: (i) a US$ 3,952 million increase mainly due to the incorporation of the EGP Américas assets; (ii) US$726 million inflation increases from the application of IAS 29 in our Argentinean subsidiaries; (iii) a US$1,761 million increase in new investments; (iv) US$549 million depreciation of the period; (v) a US$1,176 million decrease due to the conversion effects of the functional currencies of each subsidiary to the US dollar; (iv) a US$ 82 million decrease due to the recognition of asset recoverability test in Enel Generación Costanera, (v) a US$11 million increase due to other movements.
•	A US$ 106 million increase in “right to use” assets composed of: (i) a US$31 million increase mainly due to the incorporation of the assets of EGP Américas; (ii) a US$135 million increase for new investments; (iii) US$36 million depreciation of the period; and (iv) a US$24 million decrease mainly due to the conversion effects from the functional currencies of each subsidiary to the US dollar.

40

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

Liabilities and Equity	December 2021	December 2020	Change	% Change
	(million US$)

Current Liabilities	7,796	7,277	518	7.1%
Non Current Liabilities	12,133	9,323	2,811	30.1%

Total Equity	15,030	10,334	4,696	45.4%
attributable to owners of parent company	12,833	8,106	4,727	58.3%
attributable to non-controlling interest	2,197	2,228	(30)	(1.4%)

Total Liabilities and Equity	34,959	26,934	8,025	29.8%

Enel Américas’ total assets and liabilities as of December 31, 2021 increased by US$8,025 million as compared to December 2020, mainly as a result of:

Current Liabilities increased by US$518 million or 7.1%, mainly explained by:
•	A US$ 592 million decrease in other Current Financial Liabilities mainly explained by: (i) a US$332 million decrease in Enel Américas Holding as a result of credit cancellations totaling US$545 million, offset by US$213 million new credit acquisitions; (ii) a US$249 million decrease in Enel Distribución Sao Paulo due to US$559 million credit cancellations, partially offset by US$250 million long-term debt transfers and new credits totaling US$60 million; (iii) a US$ 103 million decrease as a result of the negative effect due to the devaluation of the functional currencies of Enel Américas' subsidiaries against the US dollar. All the above is partially offset by the US$83 million increase in financial liabilities due to the incorporation of balances of EGP Américas companies as of April 1, 2021.
•	A US$819 million increase in Commercial Accounts and other current accounts payable mainly explained by: (i) a US$118 million increase due to the incorporation of the EGP Américas companies into the consolidation perimeter on April 1; (ii) a US$511 million increase due to higher liabilities for purchases of goods, services and assets in distribution companies in Brazil; (iii) a US$289 million increase of accounts payable registered by Edesur to be paid to CAMMESA; (iv) a US$186 million increase of PIS COFINS collected to be returned to third parties in Enel Distribución Rio and Enel Distribución Goias. All of the above offset by the US$285 million negative conversion effect stemming from the devaluation of the functional currencies of Enel Américas' subsidiaries against the US dollar.
•	US$359 million increase in Current Accounts Payable to related companies mainly explained by: (i) US$71 million short-term portion of loans to long-term granted by EFI to distribution companies in Brazil; and (ii) US$ 282 million increased balances with companies related to the holding company providing technical, engineering and IT services to EGP Américas companies recently incorporated as of April 1, 2021, mainly Enel SpA for technical services totaling US$127 million, Enel Green Power SpA with US$112 million for technical and engineering services, and US$43 million with Enel Global Service for IT services.
•	A US$ 56 million decrease of other current provisions explained by a US$ 60 million decrease in provision of legal claims.
•	A US$40 million decrease in current tax liabilities mainly explained by US$21 million lower tax provisions payable in Codensa and US$26 million in Enel Distribución Ceará.
•	A US$20 million increase in other current non-financial liabilities mainly explained by higher VAT tax debit due at the end of December 31, 2021.

41

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021
Non-Current Liabilities increased by US$2,811 million equivalent to 30.1%, a variation mainly explained by:

•	A US$ 1,080 million increase in other non-current financial liabilities (financial debt and derivatives) mainly explained by: (i) a US$894 million increase from the balances incorporated by the EGP Américas companies; (ii) a US$441 million increase in debt in Enel Distribución Sao Paulo as a result of obtaining new loans totaling US$691 million partially offset by US$250 million short-term transfers; and (iii) a US$118 million increase in debt in Enel Distribución Ceará caused by hiring US$190 million of financial obligations partially offset by short-term transfers of US$72 million. All of the above partially offset by: (i) a US$ 202 million decrease in debt in Enel Distribución Río as a result of short-term transfers of US$261 million and new loan totaling US$59 million, and (ii) US$164 million negative conversion effect of the devaluation of the functional currencies of Enel Américas' subsidiaries against the US dollar.
•	A US$628 million increase in commercial accounts payable and other non-current accounts payable mainly explained by higher PIS COFINS taxes payable in Enel Distribución Goiás totaling US$ 447 million and US$514 million in Enel Distribución Río. These liabilities represent the obligation to reimburse end clients for taxes recovered (see explanation of Other non-current non-financial assets in Note 8 of the Financial Statements and page No. 47 of this Press Release). The foregoing partially offset by: (i) US$102 million negative effect corresponding to the conversion effects due to the devaluation of the Brazilian real against the US dollar; and (ii) a US$252 million decrease due to the revaluation of liabilities receivable on behalf of recognized clients in 2020 in Enel Distribución Sao Paulo and Enel Distribución Ceará.
•	A US$ 918 million increase in Non-current Accounts Payable to related entities explained by loans from EFI to Enel Distribución Rio totaling US$312 million, Enel Distribución Goais with US$412 million and Enel Distribución Ceará with US$91 million. Additionally, EFI loans totaling US$90 million to EGP Américas companies incorporated as of April 1, 2021.
•	A US$266 million increase in Deferred Tax Liabilities. The increase is mainly due to: (i) US$171 million for the revaluation of deferred taxes in Argentine subsidiaries, mainly in Edesur as a result of the rate change implemented by the government, bringing taxes from 30% to 35%; and (ii) US$88 million from the inclusion of the balances from the incorporation of the EGP Américas companies as of April 1, 2021.
•	A US$201 million decrease in provisions for non-current benefits to employees mainly explained by: (i) US$174 million decrease in contributions made during the year; (ii) US$120 million due to the conversion effect due to the devaluation of local currencies against the US dollar; and (iii) US$31 million for changes in actuarial variables. All of the above offset by a US$111 million increase due to interest accruals on obligations.

Total Equity increased by US$ 4,696 million equivalent to 45.4% explained by:

•	Equity attributable to majority owners increased by US$4,727 million mainly explained by: (i) US$6,036 million for capital increase from the incorporation of EGP Américas as of April 1, 2021; (ii) a US$741 million increase in net income for the year; and (iii) a US$10 million equity increase in cash flow coverage reserves. The above partially offset by a decrease in: (i) US$387 million dividend payment; (ii) a US$882 million decrease due to recognition of conversion differences associated with investments abroad, and (iii) US$791 million equity decreases due to a decrease in other miscellaneous reserves.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021
•	Non-controlling interests decreased by US$30 million and are mainly explained by: (i) a US$ 535 million decrease due to the payment of dividends; (ii) a US$ 302 million decrease in the integral results mainly due to conversion differences; and (iii) a US$ 413 million increase mainly due to reserves associated with hyperinflation in Argentina. These effects must be complemented by a US$394 million equity increase due to the net income during the period.

43

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

The development of the main financial indicators is as follows

Financial Indicator		Unit	December 2021	December 2020	Change	% Change

Liquidity	Current liquidity (1)	Times	0.91	0.85	0.06	6.7%
	Acid ratio test (2)	Times	0.84	0.78	0.05	6.7%
	Working Capital	MMUSD	(733)	(1,098)	365	(33.2%)
Leverage	Leverage (3)	Times	1.33	1.61	(0.28)	(17.5%)
	Short Term Debt (4)%		39.1%	43.8%	(4.7%)	(10.8%)
	Long Term Debt (5)%		60.9%	56.2%	4.7%	8.4%
	Financial Expenses Coverage (6)	Times	4.01	5.13	(1.12)	(21.8%)
Profitability	Operating Income/Operating Revenues	%	16.5%	17.5%	(1.1%)	(6.0%)
	ROE (annualized) (7)%		7.1%	9.1%	(2.0%)	(22.2%)
	ROA (annualized) (8)%		3.7%	4.2%	(0.5%)	(12.7%)

(1) It corresponds to the ratio between (i) Current Assets and (ii) Current Liabilities.

(2) It corresponds to the ratio between (i) Current Assets net of Inventories and anticipated Expenses and (ii) Current Liabilities.

(3) It corresponds to the ratio between (i) Total Liabilities and (ii) Total Equity.

(4) It corresponds to the proportion of (i) Current Liabilities in relation to (ii) Total Liabilities

(5) It corresponds to the proportion of (i) Non-Current Liabilities in relation to (ii) Total Liabilities.

(6) It corresponds to the ratio between (i) the Gross Operating Income and (ii) Net financial result of Financial Income.

(7) It corresponds to the ratio between (i) Net Income attributable to owners at the end of the year as of December 31, 2021 and (ii) the average between Equity attributable to owners at the beginning and end of the period.

(8) It corresponds to the ratio between (i) total result at the end of the year as of December 31, 2021 and (ii) the average of total assets at the beginning of the period and at the end of the period.

- The Company’s Current liquidity as of December 31, 2021 reached 0.91 times, presenting a 6.7% increase as compared to the previous year, mainly explained by the growth of current assets in greater proportion than current liabilities with the incorporation of EGP Américas as of April 1.

- The Company’s Acid Test as of December 31, 2021 reached 0.84 times, presenting a 6.7% increase as compared to December 31, 2020, also explained by the incorporation of current assets higher than the current liabilities of EGP Américas.

- The Company’s Working capital as of December 31, 2021 corresponds to a negative US$733 million value, which reflects an improvement as compared to the same date of the previous year, where it reached a negative US$1,098 million value.

- The Company’s Leverage (indebtedness ratio) stood at 1.33 times as of December 31, 2021, which represents a 17.5% decrease as compared to December 31, 2020, explained by the increase in Dominant Shareholding Equity, mainly due to the capital increase that occurred on April 1, 2021 to complete the incorporation of EGP Américas.

- The Hedging of financial costs as of the period that ended on December 31, 2021 was 4.01 times, 21.8% lower than the one in the previous year.

- The Return-on-equity (profitability) index, measured in terms of operating income over operating revenues reached 16.5% as of December 31, 2021.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

- The Return-on-equity of the owners of the controlling shareholder reached 7.1%, which represents a 22.2% decrease as compared to previous year’s indicator, as a result of a decrease in the income attributable of the parent company in 2021 as compared to 2020, and the dominant equity increase due to the incorporation of EGP Américas.

- The Return-on-assets stood at 3.7% as of December 31, 2021, which represents a 12.7% decrease as a result of the incorporation of the EGP Américas assets as of April 1, 2021, added to a decrease in the income during 2021.

45

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

MAIN CASH FLOWS

The Company’s net cash flows were positive as of December 31, 2021, reaching US$87 million, which represents a US$385 million increase in relation to the previous year.

The main variables by flows from the operating, investment and financing activities that explain this increase in net cash flows, as compared to December 2020 are described below:

Net Cash Flow	December 2021	December 2020	Change	% Change
	(million US$)

From Operating Activities	2,616	2,426	190	7.8%
From Investing Activities	(1,934)	(1,537)	(397)	25.9%
From Financing Activities	(595)	(1,187)	592	(49.9%)

Total Net Cash Flow	87	(298)	385	(129.2%)

Net cash flows from operating activities reached US$2,616 million as of December 2021, representing a 7.8% increase as compared to December of the previous year. The variation is explained by a net increase in the Collections categories for operating activities, mainly in: (i) US$4,967 million higher charges from sales and provision of services; (ii) US$19 million other charges; and (iii) US$569 million lower charges for other operating activities. The above partially offset by net increase in Payment Categories mainly by: (i) US$3,488 million higher payments to suppliers for the supply of goods and services; (ii) US$466 million lower charges for other operating activities; (iii) US$193 million higher income tax payments; and (iv) US$80 million higher other cash outflows.

Cash flows coming from (used in) investment activities were net outgoings totaling US$1,934 million as of December 2021, which is mainly explained by: (i) US$1,817 million disbursements for the incorporation of plant and equipment properties; (ii) US$1,194 million incorporation of intangible assets; and (iii) US$1,265 million investments over 90 days. These investment cash outflows were offset by: (i) US$29 million Interest received; (ii) US$1,248 million from the redemption of investments over 90 days; (iii) US$34 million collections made to related entities net of payments; and (iv) US$1,031 million other cash inflows of which US$ 1,022 million come from the initial balances of cash and cash equivalents incorporated by the EGPA Companies.

Net cash flows coming from (used in) financing activities were net outgoings of US$595 million as of December 2021, originated mainly by: (i) US$2,859 million loan payments and obligations to the public; (ii) US$963 million dividend payments;(iii) US$445 million payments to related companies; (iv) US$339 million interest payments; and (v) US$65 million payments of liabilities for financial leases. This was partially offset by: (i) US$2,727 million obtained financing; (ii) US$1,275 million obtained loans from related companies; and (iii) US$74 million other cash inflows and outgoings.

46

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

Below are the disbursements from the Incorporation of Plant and Equipment Properties and their Depreciation, for the periods ended on December 31, 2021 and 2020.

PROPERTY, PLANTS AND EQUIPMENT INFORMATION BY COMPANY
(millions of US$)
Company	Payments for additions of Property, plant and equipment			Depreciation
	December 2021	December 2020	% Change	December 2021	December 2020	% Change

Enel Generación Chocon S.A.	-	-	-	17	14	21.4%
Enel Generación Costanera S.A.	21	29	(27.6%)	57	42	35.7%
Emgesa S.A.E.S.P.	84	86	(2.3%)	66	66	0.0%
Enel Generación Perú S.A.	48	42	14.3%	38	49	(22.4%)
Chinango	4	-	-	3	4	(25.0%)
Enel Distribución Goiás (Celg) (*)	390	233	67.4%	75	67	11.9%
EGP Cachoeira Dourada S.A.	1	1	0.0%	11	5	120.0%
EGP Volta Grande	5	2	150.0%	-	-	-
Enel Generación Fortaleza	5	9	(44.4%)	11	11	0.0%
Enel Cien S.A.	2	2	0.0%	5	8	(37.5%)
Enel Distribución Sao Paulo S.A. (Eletropaulo) (*)	287	186	54.3%	151	159	(5.0%)
Edesur S.A.	189	103	83.5%	83	74	12.2%
Enel Distribución Perú S.A.	155	127	22.0%	58	58	0.0%
Enel Distribución Rio (Ampla) (*)	212	149	42.3%	85	83	2.4%
Enel Distribución Ceara (Coelce) (*)	191	173	10.4%	60	58	3.4%
Codensa S.A.	318	385	(17.4%)	124	116	6.9%
Central Dock Sud S.A.	15	7	114.3%	32	28	14.3%
Enel Generación Piura S.A.	13	8	62.5%	10	12	(16.7%)
Enel X Brasil	5	3	66.7%	(0)	3	(110.0%)
Enel Green Power Brasil	763	-	-	65	-	-
Enel Green Power Colombia	200	-	-	2	-	-
Enel Green Power Perú	24	-	-	8	-	-
Enel Green Power Centroamérica	33	-	-	28	-	-
Holding Enel Americas y Sociedades de Inversión	47	8	487.5%	4	1	339.6%

Total	3,012	1,553	93.9%	993	858	15.7%

(*) Includes intangible assets concessions

47

PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF ENEL AMÉRICAS S.A. GROUP

The Group’s activities are subject to a broad set of governmental regulations, and any changes introduced in them might affect their activities, economic situation, and operating income.

The Group’s operative subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in the countries in which they operate. Consequently, the introduction of new laws or regulations, such as the modification of laws or regulations currently in effect, could impact their activities, economic situation, and operating results.

Such new laws or regulations sometimes modify regulatory aspects that may affect existing entitlements, which, as the case might be, may adversely affect the group’s future results.

The Group’s activities are subject to wide-ranging environmental regulations that Enel Américas continuously complies with. Eventual modifications introduced to such regulations could impact its activities, economic situation, and operating income.

Enel Américas and its operative subsidiaries are subject to environmental regulations, which, among other things, require preparing and submitting Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Américas cannot guarantee that:

Public authorities will approve such environmental impact studies.
Public opposition will not derive in delays or modifications to any proposed project.
Laws or regulations will not be modified or interpreted in a manner such as to increase expenses or affect the Group’s operations, plants, or plans.

The Group’s Commercial activity has been planned to moderate eventual impacts resulting from changes in the hydrologic conditions.

Enel Américas Group’s operations include hydroelectric generation and, therefore, they depend on the hydrological conditions that exist at each moment in the broad geographical areas where the Group’s hydroelectric generation facilities are located. If the hydrological conditions generate droughts or other conditions that may negatively impact hydroelectric generation, then, the outcome will be adversely affected, reason why Enel has established -as an essential part of its commercial policy - to refrain from contractually committing 100% of its total capacity. The electric business, in turn, is also affected by atmospheric conditions such as mean temperatures that condition consumption.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

Depending on weather conditions, differences may arise in the margins obtained by the business.

The financial situation and the results of operations may be adversely affected if exposure to interest rate risk, commodities and currency exchange rates are not effectively managed.

RISK MANAGEMENT POLICY

The companies that make up the Enel Américas Group follow the guidelines of the Risk Management Control System (RMCS) established at the Holding level (Enel Spa), which sets the guidelines for risk management through the respective standards, procedures, systems, etc., to be applied at the different levels of the Companies in Enel Américas Group, in the processes of identification, analysis, evaluation, treatment and communication of risks that the business must continuously face. These are approved by the Board of Directors of Enel SpA, which houses a Controls and Risks Committee which, in turn, supports the Board's assessment and decisions regarding internal controls and risk management system, as well as those related to the approval of periodic financial statements.

To comply with the above, there is a specific Risk Management and Control policy within each Company, reviewed and approved at the beginning of each year by the Board of Enel Américas, observing and applying local requirements in terms of risk culture.

The company seeks protection for all risks that can affect achieving business objectives. A new risk taxonomy for the entire Enel Group which considers 6 macro categories and 37 sub-categories.

The Enel Group's risk management system considers three lines of action (defense) to obtain effective and efficient management of risks and controls. Each of these three "lines" plays a different role within the organization´s broader governance structure (business and internal control areas, acting as the first line, Risk Control, acting as second line and Internal Audit as the third line of defense). Each line of defense has an obligation to inform and keep senior management and Directors up to date on risk management, with Senior Administration being informed by the first and second line of defense and the Board of Directors in turn by the second and third line of defense.

Within each company in the group, the risk management process is decentralized. Each manager responsible for the operational process in which the risk originates is also responsible for the treatment and adoption of risk control and mitigation measures.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

Interest Rate Risk

Interest rate fluctuations modify the fair value of those assets and liabilities that accrue a fixed rate of interest, as well as the future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure equilibrium that would enable minimizing debt costs while reducing Income Statement volatility.

Depending on the Group’s estimates and on the objectives of its debt structure, hedging operations are performed by contracting derivatives to mitigate such risks. The instruments currently used are rate swaps of variable rates to fixed rates.

The comparative structure of the Enel Américas Group's financial debt according to a fixed and/or protected interest rate on total gross debt, after contracted derivatives, is as follows:

Gross position:

	12-31-2021%	12-31-2020%
Fixed Interest Rate	31%	38%

Risk control through specific processes and indicators allows to limit potential adverse financial impacts while optimizing the debt structure with an adequate degree of flexibility. During the pandemic, financial markets have been characterized by interest rate volatility, which has been offset by risk mitigation actions through derivative financial instruments.

Foreign exchange rate risk

The exchange rate risks correspond, fundamentally, to the following transactions:

-	Debt contracted by Group companies denominated in currencies other than those in which their cash flows are indexed.

-	Payments to be made in currencies other than those in which their cash flows are indexed, for material purchases associated to projects and payment of corporate insurance policy premiums, amongst others.

-	Income of the Group’s companies directly linked to the evolution of currencies other than those of its own cash flows.

-	Cash flows from foreign subsidiaries to parent companies in Chile exposed to foreign exchange rate variations.

To mitigate the exchange rate risk, the hedging policy of the Enel Américas Group regarding exchange rates is based on cash flows and aims at maintaining a balance between US$-indexed flows, or local currencies if there are any, and the level of assets and liabilities in such currency. The objective is to minimize the exposure of cash flows to exchange rate variations.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

The instruments currently used in compliance with the policy are cross-currency swaps and exchange rate forwards. Similarly, the policy seeks to refinance debt in each company’s operating currency.

During the first quarter of 2021, the exchange rate risk management continued in the context of compliance with the risk management policy mentioned above, without difficulty accessing the derivatives market. During the pandemic, financial markets have been characterized by exchange rate volatility, which has been offset by risk mitigation actions through derivative financial instruments.

Commodities risk.

The Enel Américas Group might be exposed to the risk of price variations of certain commodities, primarily through:

-	Fuel purchases in the process of electric energy generation.
-	Purchase and sale of energy carried out in the local markets.

In order to reduce the risk under extreme drought conditions, the Group has designed a commercial policy that defines sale commitment levels in line with the capacity of its generating centrals during a dry year, by including risk mitigation clauses in some contracts with free clients. In the case of regulated clients subject to long-term tender processes, indexing polynomials are determined in order to reduce commodity exposure.

In consideration of the operational conditions faced by electricity generation, drought and commodity price volatility in international markets, the Company is continuously reviewing the convenience of hedging the impact of these price variations on its net income.

As of December 31, 2021, there were no operations to buy or sell energy futures for the purpose of hedging the procurement portfolio.

As of December 31, 2020, there were no operations to buy or sell energy futures for the purpose of hedging the procurement portfolio

Thanks to the mitigation strategies implemented, the Group was able to minimize the effects of commodity price volatility in the results of the fourth quarter of 2021.

Liquidity Risk

The Group maintains a liquidity policy that consists of contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the forecast needs in a given period which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

Despite the negative working capital existing at the end of 2021, the Company is capable of responding to this situation and mitigating the risk with the policy and actions described herein.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

The above-mentioned projected needs include maturities of net financial debt; namely, after financial derivatives. For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives see Notes 19 and 22.

As of December 31, 2021, the Enel Américas Group held a liquidity position of MUS$1,396,253 in cash and other equivalents and MUS$ 1,119,278 in long-term credit lines unconditionally available. As of December 31, 2020, the Enel Américas Group held a liquidity position of MUS$ 1,506,993 in cash and cash equivalents.

Credit Risk

The Enel Américas Group continually monitors in depth all credit risks as described below:

Commercial accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities, this is a risk that has been historically quite limited since the short collection term afforded our clients prevents significant individual accumulation. The foregoing is applied to both our electricity generation and distribution lines of business.

In our electricity generation line of business, in certain countries, when confronted to payment defaults it is possible to cut off supply, and almost every contract establishes non-payment as a cause for contract termination. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk, which, as said earlier, are limited.

In the case of our electricity distribution companies, cutting access to electricity, in all cases, is the attribution of our companies in case of payment default on part of our clients, which is applied in accordance with the regulations in force in each country, which facilitates the process of evaluation and control of credit risk, which by the way is also limited.

However, the measure of supply cut off due to payment defaults of vulnerable clients was suspended during the period of the health emergency in the countries in which Enel Américas operates. In Argentina, in accordance with Decree 311/2020 of March 24, 2020, the activities of supply cut offs continue to be suspended. The same in Brazil, pursuant to Resolution 878 issued on March 24, 2020, however, to date suspension activities have been resumed in all 4 distributors, including Rio de Janeiro, which returned to carrying out suspensions on July 1, 2021, with the end of Law No. 8,769/20, but conforming to the ANEEL resolution 928 issued on March 26, 2020 that prohibited to suspend the supply to low-income clients until September 30, 2021. In Colombia, pursuant to Decrees 417 and 457, issued on March 17, 2020, and in Peru, according to Decree 35-20, of April 3, 2020. To date, both countries have resumed and maintain service suspension activities as normal.

Regarding the impact of COVID-19, the results of specific internal analyses did not reveal statistically significant correlations between the main economic indicators (GDP, unemployment rate, etc.) and solvency.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

Assets of a financial nature:

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity.

Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody’s, S&P and Fitch).

Investments may be guaranteed by treasury bonds of the countries where the company operates and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

It should be noted that the downward macroeconomic scenarios due to the COVID-19 effect did not have significant impacts on the credit quality of the counterparties.

Risk measurement

The Enel Américas Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk assumed by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

-	Financial debt.

-	Derivatives for debt hedging

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within one quarter with 95% certainty. To that effect we have studied the volatility of the risk variables that affect the value of the position’s portfolio, which includes:

-	The USS Libor rate of interest.

-	The various currencies in which our companies operate, the habitual local indices of bank practices.

-	The exchange rates of the different currencies implied in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for one quarter with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly variations.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

Considering the scenarios described above, the Risk Value in a quarter, of the above-mentioned positions, is attributable to MUS$ 559,901.

This value represents the potential increase in the debt and derivatives portfolio, therefore this value at risk is intrinsically related, among other factors, to the value of the portfolio at the end of each quarter.

Other risks.

As is common practice in bank loans and capital markets operations, a portion of Enel Américas' financial debt is subject to cross-default provisions. If certain breaches are not remedied, they could result in a cross-default and may eventually make certain liabilities of Enel Américas enforceable.

In relation to the credit line under New York State law, signed in February 2021 and expiring in February 2024, its advance payment could take place after the non-payment – after any applicable grace period – of debts of Enel Américas, whose individual unpaid capital exceeds the equivalent of US$150 million. In addition, this credit line contains provisions according to which certain events other than non-payment, in Enel Américas, such as bankruptcy, insolvency, adverse enforceable court judgments for an amount greater than US$300 million, among others, could cause the declaration of payment acceleration.

With respect to Yankee bonds issued in 2016, maturing in 2026, their mandatory prepayment may stem from non-payment – after any applicable grace period – of any individual Enel Américas debt or any Significant Subsidiary (as contractually defined) with an amount of principal exceeding US$150 million, or its equivalent in other currencies. While for the specific case of the Yankee bond issued in 1996, maturing in 2026, the advance payment is triggered only by the default of individual debt for the amount of US $ 30 million, or its equivalent in other currencies, by the Issuer or Debtor, not referring to its foreign subsidiaries.

Finally, in the case of Enel Américas' local bonds, the advance payment of these debts is triggered only by non-payment of other debts incurred by the Issuer or Debtor, i.e., Enel Américas, without reference to its foreign subsidiaries. In this case, the cross default can be triggered where the amount in arrears exceeds 3% of the Total Consolidated Assets, either in an individual debt or at the aggregate level of debts.

There are no clauses in credit agreements where in which changes in Enel Américas' corporate or debt classification by risk rating agencies might lead to the obligation to make debt prepayments.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

In relation to the assets of higher importance, the following should be noted:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding cumulative depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is revised periodically.

The goodwill (lower value of investments or commercial funds) generated in the consolidation exercise represents the excess acquisition cost over the group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling shareholdings identifiable in a subsidiary company as of the date of acquisition. Goodwill is not amortized, but rather, at the closing of each fiscal year it is estimated whether it has been the subject of any depreciation that might reduce its recoverable value for an amount below its registered net cost, in which case its value is restated accordingly. (See Note 3.e of the Financial Statements).

Throughout the year and, primarily at its closing date, an evaluation is performed to determine whether there is any indication that any given asset would have possibly suffered a loss due to impairment. Should there be such an indication, we estimate the recoverable amount of such asset to determine, as the case might be, the amount of such impairment. If these are identifiable assets that do not generate independent cash flows, we then estimate the recoverability of the cash generating unit to which such asset belongs, understanding as such the smallest identifiable group of assets that generates independent cash inflows.

Foreign-currency-denominated assets are shown at their rate of exchange at the closing of the period.

Notes and accounts receivable from related companies are classified according to their short and long-term maturities. Operations adhere to fair conditions like those that prevail in the market.

In short, assets are valued pursuant to the International Financial Reporting Standards (IFRS), whose criteria are set forth in Notes No. 2 and 3 of these Enel Américas’ Consolidated Financial Statements.

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PRESS RELEASE ENEL AMÉRICAS GROUP’S CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
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Title: Chief Executive Officer

Date: February 28, 2022